02058842

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 24, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________

Name: Giorgio Spriano

Title: Head of Company Secretariat

Date: September 24, 2002

SANPAOLO IMI

FIRST HALF REPORT CONFIRMS RESULTS AT 30 JUNE 2002

Net income 601 million Euro (– 25.2% on the first half of 2001)

Turin, 24 September 2002 - The consolidated results of the SANPAOLO IMI Group at 30 June 2002, with respect to those presented to the Board of Directors on 30 July on the occasion of the quarterly results and communicated at the same time to the market, are confirmed.

As noted at the time, the improvement seen in the course of the second quarter was not sufficient to return the profit results of the Group to the levels of the same period in the previous year, marked by very different macroeconomic backgrounds. Comparisons between the first half of 2002 and the same period of 2001 (*pro forma*) in fact still show negative changes:

- **net interest income:** 1,877 million euro (-6.1%)
- **net interest and other banking income:** 3,656 million euro (-5.5%);
- **operating income:** 1,308 million euro (-14.8%);
- **income before extraordinary items:** 911 million euro (-15.9%);
- **net income:** 601 million euro (-25.2%).

The Parent Bank had net income of 200 million euro, against 267 million euro *pro forma* (-25.1%) for the first half of 2001(taking account of the Cardine merger and the modified accounting treatment of dividends).

The first half performance of the Group in profit and volume terms is summed up in the tables of consolidated statement of income and balance sheet attached to this note.

* * *

Performance in July and August

In customer financial assets, the development in July and August was largely influenced by the significant net flow in insurance products, which led to a flow in **asset management** of more than 1 billion euro in the two months; the net flow from the beginning of the year went to 2.5 billion euro. This progress was thus in contrast with the further reduction in value of the stocks, which at the end of August were substantially in line with the values at half year. The trend in direct customer deposits confirmed the rates of growth recorded in the first half.

Net loans to customers showed a slight decline during the two months but, at the end of August, they showed an increase on an annual basis of more than 2%.

In economic terms in the two months, the rates of change in operating margins were not substantially different compared to those recorded in the first six months of the year. It should be noted that, on the basis of stock market performance following the closure of the first half, the value of the quoted minority shareholdings held by the SANPAOLO IMI Group showed a marked decline compared to the first half; the investment in Santander Central Hispano was particularly hit, because of its exposure to Latin American countries in crisis.

* * *

Prospects

The Group's prospects in the remaining part of the year will still be strongly conditioned by market developments which make a recovery in operating revenues seem improbable. Furthermore, the performance of financial markets could lead to extraordinary impacts to safeguard the quality of financial assets in the balance sheet items. Against this difficult economic and financial scenario, the Sanpaolo IMI Group can however place the quality of its own loan portfolio, a strict provisioning policy which has allowed it to achieve high risk coverage levels (70.8% of non-performing loans and 25.6% of problem and restructured loans) and to accumulate a general reserve of 900 million euro, 0.74% of the performing loan portfolio, as well as capital strength, with a Tier 1 ratio of 7.2% and a total capital adequacy ratio of 10%.

Furthermore, in this context SANPAOLO IMI is intensifying its effort directed to actions which will allow it to improve operating efficiency working both on areas of potential development in revenues, and in terms of further cost savings. Particular attention is being dedicated to examining all the possible areas of rationalisation within Group.

Giorgio Spriano +39 011 555 2822
Dean Quinn +39 011 555 2593
Damiano Accattoli +39 011 555 3590
Anna Monticelli +39 011 555 2526
Fax +39 011 555 2989
e-mail investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	First half 2002 (€/mil)	First half 2001 pro forma (1) (€/mil)	Change first half 2002 / First half 2001 pro forma (%)	2001 pro forma (1) (€/mil)
NET INTEREST INCOME	1,877	2,002	-6.2	3,959
Net commissions and other net dealing revenues	1,386	1,554	-10.8	3,056
Profits and losses from financial transactions and dividends on shares	209	153	+36.6	300
Profits from companies carried at equity and dividends from shareholdings	184	161	+14.3	228
NET INTEREST AND OTHER BANKING INCOME	3,656	3,870	-5.5	7,543
Administrative costs	-2,296	-2,308	-0.5	-4,647
- personnel	*-1,420*	*-1,452*	*-2.2*	*-2,862*
- other administrative costs	*-743*	*-717*	*+3.6*	*-1,519*
-indirect duties and taxes	*-133*	*-139*	*-4.3*	*-266*
Other operating income, net	171	186	-8.1	353
Adjustments to tangible and intangible fixed assets	-223	-213	+4.7	-479
OPERATING INCOME	1,308	1,535	-14.8	2,770
Adjustments to goodwill and merger and consolidation differences	-85	-80	+6.3	-172
Provisions and net adjustments to loans and financial fixed assets	-312	-372	-16.1	-1,007
INCOME BEFORE EXTRAORDINARY ITEMS	911	1,083	-15.9	1,591
Net extraordinary income	136	209	-34.9	414
INCOME BEFORE TAXES	1,047	1,292	-19.0	2,005
Income taxes for the period	-415	-430	-3.5	-517
Change in reserves for general banking risks	-2	1	n.s.	-6
Income attributable to minority interests	-29	-60	-51.7	-106
NET INCOME	601	803	-25.2	1,376

(1) The pro forma statements of income have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of the interest in Banka Koper as of 1/1/2001.

The pro forma statements of income for the first half of 2001 and for 2001 are unaudited.

Reclassified consolidated balance sheet

ASSETS	30/6/2002 (€/mil)	30/6/2001 pro forma (1) (€/mil)	Change 30/6/02-30/6/01 pro forma (%)	31/12/2001 pro forma (1) (€/mil)
Cash and deposits with central banks and post offices	1,029	688	+49.6	1,172
Loans	146,607	145,957	+0.4	151,346
- due from banks	*22,735*	*21,340*	*+6.5*	*26,436*
- loans to customers	*123,872*	*124,617*	*-0.6*	*124,910*
Dealing securities	25,100	28,029	-10.4	24,557
Fixed assets	10,660	12,750	-16.4	11,889
- investment securities	*3,642*	*5,286*	*-31.1*	*3,986*
- equity investments	*4,120*	*4,433*	*-7.1*	*4,898*
- intangible fixed assets	*407*	*449*	*-9.4*	*444*
- tangible fixed assets	*2,491*	*2,582*	*-3.5*	*2,561*
Differences arising on consolidation and on application of the equity method	1,141	1,260	-9.4	1,243
Other assets	22,995	24,871	-7.5	23,220
Total assets	207,532	213,555	-2.8	213,427
LIABILITIES				
Payables	166,657	169,456	-1.7	171,285
- due to banks	*30,201*	*38,629*	*-21.8*	*36,482*
- due to customers and securities issued	*136,456*	*130,827*	*+4.3*	*134,803*
Provisions	4,159	5,108	-18.6	4,278
- for taxation	*1,058*	*1,029*	*+2.8*	*1,219*
- for termination indemnities	*989*	*979*	*+1.0*	*955*
- for risks and charges	*1,769*	*1,700*	*+4.1*	*1,761*
- for pensions and similar	*343*	*1,400*	*-75.5*	*343*
Other liabilities	19,755	22,414	-11.9	20,309
Subordinated liabilities	6,155	5,401	+14.0	5,829
Minority interests	437	831	-47.4	793
Shareholders' equity (2)	10,369	10,345	+0.2	10,933
Total liabilities	207,532	213,555	-2.8	213,427
GUARANTEES AND COMMITMENTS				
Guarantees given	16,557	16,918	-2.1	17,833
Commitments	25,576	32,409	-21.1	26,424

(1) The pro forma balance sheet figures have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

(2) Reserves are net of own shares held by the Parent Bank.

The pro forma balance sheet figures at 30/6/2001 and 31/12/2001 are unaudited.

Reclassified statement of income (Parent Bank)

	First half 2002 (€/mil)	First half 2001 (€/mil)	First half 2001 pro forma (1) (€/mil)	Change first half pro forma '02/'01 %
NET INTEREST INCOME	**732**	**801**	**823**	**-11.1**
Net commissions and other net dealing revenues	586	638	635	-7.7
Profits and losses from financial transactions and dividends on shares	42	47	47	-10.6
Profits from companies carried at equity and dividends from shareholdings	144	494	81	77.8
NET INTEREST AND OTHER BANKING INCOME	**1,504**	**1,980**	**1,586**	**-5.2**
Administrative costs	-1,059	-974	-1,032	2.6
of which:				
- personnel	*-645*	*-632*	*-635*	1.6
- other administrative costs	*-350*	*-276*	*-331*	5.7
-indirect duties and taxes	*-64*	*-66*	*-66*	-3.0
Other operating income, net	118	76	128	-7.8
Adjustments to fixed assets	-100	-75	-89	12.4
OPERATING INCOME	**463**	**1,007**	**593**	**-21.9**
Adjustments to goodwill and merger differences	-14	-14	-14	0.0
Provisions for risks and charges	-44	-59	-78	-43.6
Net adjustments to loans and provisions for risks and charges	-49	-66	-66	-25.8
Net adjustments to financial fixed assets	-52	-6	-6	n.s.
INCOME BEFORE EXTRAORDINARY ITEMS	**304**	**862**	**429**	**-29.1**
Net extraordinary income	91	38	72	26.4
INCOME BEFORE TAXES	**395**	**900**	**501**	**-21.2**
Income taxes for the period	-195	-342	-234	-16.7
NET INCOME	**200**	**558**	**267**	**-25.1**

Adjustment to align to net income	609
Aggregate net income (SPIMI+Cardine)	**876**

(1) The pro forma figures are determined on the basis of the criteria detailed in the explanatory notes to the Half Year Report.

The pro forma statement of income for the first six months of 2001 is unaudited.

Reclassified balance sheet (Parent Bank)

ASSETS	30/6/02	30/6/01	31/12/01	31/12/01 pro forma (1)	Change 30/6/02 - 31/12/01 pro forma
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	%
Cash and deposits with central banks and post offices	459	311	570	570	-19.5
Loans	77,505	73,184	72,220	78,965	-1.8
- due from banks	*19,254*	*13,716*	*12,648*	*17,746*	*8.5*
- loans to customers	*58,251*	*59,468*	*59,572*	*61,219*	*-4.8*
Dealing securities	10,410	6,140	8,508	13,593	-23.4
Fixed assets	13,218	9,818	10,448	13,864	-4.7
- investment securities	*953*	*552*	*725*	*1,283*	*-25.7*
- equity investments	*11,215*	*8,230*	*8,687*	*11,467*	*-2.2*
- intangible fixed assets	*151*	*166*	*177*	*179*	*-15.6*
- tangible fixed assets	*899*	*870*	*859*	*935*	*-3.9*
Other assets	9,664	7,839	8,881	9,630	0.4
Total assets	111,256	97,292	100,627	116,622	-4.6

LIABILITIES	30/6/02	30/6/01	31/12/01	31/12/01 pro forma (1)	Change 30/6/02 - 31/12/01 pro forma
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	%
Payables	86,147	76,072	79,263	91,543	-5.9
- due to banks	*31,564*	*22,833*	*23,254*	*34,527*	*-8.6*
- due to customers and securities issued	*54,583*	*53,239*	*56,009*	*57,016*	*-4.3*
Provisions	2,634	1,642	1,649	1,753	50.3
- for taxation	*1,608*	*678*	*696*	*741*	*117.0*
- for termination indemnities	*434*	*421*	*417*	*417*	*4.1*
- for risks and charges	*551*	*501*	*493*	*552*	*-0.2*
- for pensions and similar	*41*	*42*	*43*	*43*	*-4.7*
Other liabilities	7,346	7,839	6,904	7,214	1.8
Subordinated liabilities	5,351	4,553	5,004	5,004	6.9
Shareholders' equity	9,778	7,186	7,807	11,108	-12.0
of which:					
· capital	*5,144*	*3,932*	*3,932*	*5,144*	-
· reserves (*)	*4,434*	*2,696*	*2,691*	*4,368*	*1.5*
· net income for the period	*200*	*558*	*1,184*	*1,045*	*-80.9*
· adjustment to align income				-551	-
Total liabilities	111,256	97,292	100,627	116,622	-4.6

GUARANTEES AND COMMITMENTS	30/6/02	30/6/01	31/12/01	31/12/01 pro forma (1)	Change 30/6/02 - 31/12/01 pro forma
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	%
Guarantees given	27,644	23,713	24,720	25,270	9.4
Commitments	12,201	14,344	12,315	12,800	-4.7

(1) The pro forma figures are determined on the basis of the criteria detailed in the explanatory notes to the Half Year Report.
(*) Reserves are net of 17,080,403 own shares at a book value of Euro 294 million at 31 December 2001.

S A N P A O L O   I M I


2002

QUARTERLY REPORT 30 JUNE 2002

GRUPPO SANPAOLO IMI

SANPAOLO IMI
Piazza San Carlo, 156
10121 Torino (Italy)

Investor Relations
Tel.: +39-011-555-2289
+39-011-555-2593
+39-011-555-2639
Fax: +39-011-555-2989
E-mail: investor.relation@sanpaoloimi.com
Internet: http://www.sanpaoloimi.com

Quarterly Report 30 June 2002

SANPAOLO IMI S.p.A.

REGISTERED OFFICE: PIAZZA SAN CARLO 156, TURIN, ITALY

SECONDARY OFFICES:

- VIALE DELL'ARTE 25, ROME, ITALY

- VIA FARINI 22, BOLOGNA, ITALY

COMPANY REGISTER OF TURIN 06210280019

SHARE CAPITAL EURO 5,144,064,800 FULLY PAID

PARENT BANK OF THE SANPAOLO IMI BANKING GROUP

MEMBER OF THE INTERBANK DEPOSIT GUARANTEE FUND

Contents

Key figures

	First half 2002	First half 2001 pro forma (1)	Change first half 2002 / First half 2001 pro forma (%)	2001 pro forma (1)
CONSOLIDATED STATEMENT OF INCOME (€/mil)				
Net interest income	1,880	2,002	-6.1	3,959
Net commissions and other net dealing revenues	1,385	1,554	-10.9	3,056
Administrative costs	-2,297	-2,308	-0.5	-4,647
Operating income	1,308	1,535	-14.8	2,770
Provisions and net adjustments to loans and financial fixed assets	-313	-372	-15.9	-1,007
Income before extraordinary items	911	1,083	-15.9	1,591
Net extraordinary income	136	209	-34.9	414
Net income	601	803	-25.2	1,376
CONSOLIDATED BALANCE SHEET (€/mil)				
Total assets	207,549	213,564	-2.8	213,436
Loans to customers (excluding net NPLs and SGA loans)	120,787	120,867	-0.1	121,469
Securities	28,548	33,324	-14.3	28,554
Equity investments	4,133	4,433	-6.8	4,896
Customer deposits and securities issued	136,690	130,827	+4.5	134,803
Subordinated liabilities	6,178	5,401	+14.4	5,829
Shareholders' equity	10,359	10,345	+0.1	10,933
CUSTOMER FINANCIAL ASSETS (€/mil)				
Customer financial assets	358,567	358,533	+0.0	357,875
- Direct deposits	136,690	130,827	+4.5	134,803
- Indirect deposits	221,877	227,706	-2.6	223,072
- Asset management	132,999	140,457	-5.3	138,479
- Asset administration	88,878	87,249	+1.9	84,593
PROFITABILITY RATIOS (%)				
Annualized RoE (2)	11.3	15.8		13.9
Cost / Income ratio (3)	64.3	60.3		63.3
Net commissions / Administrative costs	60.3	67.3		65.8
CREDIT RISK RATIOS (%)				
Net non-performing loans / Net loans to customers	1.1	1.1		1.1
Net problem loans and loans in restructuring / Net loans to customers	1.2	1.1		1.2
CAPITAL ADEQUACY RATIOS (%) (4)				
Tier 1 capital / Weighted assets	7.0			
Total capital / Weighted assets	10.0			
SANPAOLO IMI SHARES				
Number of shares (millions)	1,837	1,837		1,837
Quoted price per share (€)				
- average	11.638	16.201	-28.2	14.375
- low	9.479	14.002	-32.3	8.764
- high	13.702	18.893	-27.5	18.893
Earnings per average number of shares in circulation (€)	0.33	0.44	-25.0	0.75
Dividend per share (€)				0.57
Dividend / Average annual price (%)				3.97
Shareholders' equity per share in circulation (€)	5.64	5.63	+0.1	5.95
OPERATING STRUCTURE				
Employees	46,397	46,953	-1.2	46,556
Domestic branches	3,063	2,978	+2.9	3,049
Foreign branches and representative offices	149	136	+9.6	150
Financial planners	5,223	5,533	-5.6	5,510

(1) The pro forma figures have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.

(2) Annualized net income / Average net shareholders' equity excluding income for the period.

(3) Administrative costs (net of recoveries) and amortization (excluding adjustments to goodwill and merger and consolidation differences) / Net interest and other banking income.

(4) Estimated figures.

The pro forma figures for the first half of 2001 and for 2001, as well as the figures for the first half of 2002 are unaudited.

Group structure

Domestic Banking Networks

- **Sanpaolo Network and Consumer Banking**
  - Parent Bank
  - Sanpaolo Leasint
  - Cardine Leasing
  - Finconsumo Banca
  - Finemiro Banca
  - Sanpaolo Bank *(Luxembourg)*
  - Sanpaolo Bank *(Austria)*
  - SP Private Banking *(Switzerland)*
- **Cardine**
- **Banco di Napoli**
- **Banca OPI**
- **Large Groups and Structured Finance**
  - Parent Bank
  - IMI Investimenti
- **Other Italian Networks**
  - Cassa di Risparmio di Firenze *(19.5%)*
  - Cassa dei Risparmi di Forlì *(21%)*
- **Tax Collection**

Personal Financial Services

- **Banca Fideuram** *(71.3%)*
  - Banque Privée Fideuram Wargny *(France)*
  - Fideuram Fondi
  - Fideuram Vita
  - Fideuram Capital
  - Fideuram GPM
  - Fideuram Bank *(Luxembourg)*
  - Fideuram Assicurazioni
  - Fideuram Fiduciaria
  - Fideuram Bank Suisse *(Switzerland)*
  - Fideuram Gestions *(Luxembourg)*
  - Fideuram Asset Management *(Ireland)*
- **Banca Sanpaolo Invest**
  - Sanpaolo Invest Ireland *(Ireland)*

Central Functions

- **Parent Bank Functions**
- **Shareholding Investments**
  - Santander Central Hispano *(2.9%)*
  - CDC Ixis *(3.4%)*
  - Other shareholdings
- **Treasury**
  - Parent Bank
  - Sanpaolo IMI US Financial *(United States)*
  - Sanpaolo IMI Bank International *(Madeira, Portugal)*
- **Integrated Operating Vehicle**

Wealth Management and Financial Markets

- **Sanpaolo IMI Wealth Management**
  - Sanpaolo IMI Asset Management
  - Banco di Napoli Asset Management
  - Sanpaolo Vita
  - Sanpaolo Life *(Ireland)*
  - Sanpaolo Gestion Internationale *(Luxembourg)*
  - Sanpaolo IMI Institutional Asset Management
  - Sanpaolo IMI Alternative Investments
- **Eptaconsors** *(40.5%)*
- **Investment Banking**
  - Banca IMI
  - IMI Bank *(Luxembourg)*
  - IMI Investments *(Luxembourg)*
  - IMI Capital Markets USA *(United States)*
  - Banca IMI Securities *(United States)*
- **NHS - Private Equity**
  - LDV Holding *(Netherlands)*

International Activities

- **Foreign Network**
  - Parent Bank
  - Sanpaolo IMI Bank Ireland *(Ireland)*
- **Banque Sanpaolo** *(France)*
- **International Markets**
  - Banka Koper *(Slovenia; 62.1%)*
  - Inter-Europa Bank *(Hungary; 32.5%)*
  - West Bank *(Romania; 72.4%)*

Reclassified consolidated financial statements

Reclassified consolidated statement of income

	First half 2002 (€/mil)	First half 2001 pro forma (1) (€/mil)	Change first half 2002 / First half 2001 pro forma (%)	2001 pro forma (1) (€/mil)
NET INTEREST INCOME	1,880	2,002	-6.1	3,959
Net commissions and other net dealing revenues	1,385	1,554	-10.9	3,056
Profits and losses from financial transactions and dividends on shares	209	153	+36.6	300
Profits from companies carried at equity and dividends from shareholdings	185	161	+14.9	228
NET INTEREST AND OTHER BANKING INCOME	3,659	3,870	-5.5	7,543
Administrative costs	-2,297	-2,308	-0.5	-4,647
- personnel	*-1,421*	*-1,452*	*-2.1*	*-2,862*
- other administrative costs	*-744*	*-717*	*+3.8*	*-1,519*
- indirect duties and taxes	*-132*	*-139*	*-5.0*	*-266*
Other operating income, net	171	186	-8.1	353
Adjustments to tangible and intangible fixed assets	-225	-213	+5.6	-479
OPERATING INCOME	1,308	1,535	-14.8	2,770
Adjustments to goodwill and merger and consolidation differences	-84	-80	+5.0	-172
Provisions and net adjustments to loans and financial fixed assets	-313	-372	-15.9	-1,007
INCOME BEFORE EXTRAORDINARY ITEMS	911	1,083	-15.9	1,591
Net extraordinary income	136	209	-34.9	414
INCOME BEFORE TAXES	1,047	1,292	-19.0	2,005
Income taxes for the period	-415	-430	-3.5	-517
Change in reserves for general banking risks	-2	1	n.s.	-6
Income attributable to minority interests	-29	-60	-51.7	-106
NET INCOME	601	803	-25.2	1,376

(1) The pro forma statements of income have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.

The pro forma statements of income for the first half of 2001 and for 2001, as well as the statement of income for the first half of 2002 are unaudited.

Quarterly analysis of the reclassified consolidated statement of income

	2002		2001 pro forma (1)				
	2nd quarter (€/mil)	1st quarter pro forma (1) (€/mil)	Quarterly average (€/mil)	4th quarter (€/mil)	3rd quarter (€/mil)	2nd quarter (€/mil)	1st quarter (€/mil)
NET INTEREST INCOME	953	927	990	1,001	956	1,005	997
Net commissions and other net dealing revenues	688	697	764	776	726	798	756
Profits and losses from financial transactions and dividends on shares	125	84	75	141	6	81	72
Profits from companies carried at equity and dividends from shareholdings	136	49	57	60	7	101	60
NET INTEREST AND OTHER BANKING INCOME	1,902	1,757	1,886	1,978	1,695	1,985	1,885
Administrative costs	-1,177	-1,120	-1,162	-1,254	-1,085	-1,178	-1,130
- personnel	*-722*	*-699*	*-716*	*-727*	*-683*	*-744*	*-708*
- other administrative costs	*-385*	*-359*	*-380*	*-464*	*-338*	*-358*	*-359*
- indirect duties and taxes	*-70*	*-62*	*-66*	*-63*	*-64*	*-76*	*-63*
Other operating income, net	93	78	89	98	69	102	84
Adjustments to tangible and intangible fixed assets	-114	-111	-120	-146	-120	-111	-102
OPERATING INCOME	704	604	693	676	559	798	737
Adjustments to goodwill and merger and consolidation differences	-43	-41	-43	-50	-42	-41	-39
Provisions and net adjustments to loans and financial fixed assets	-157	-156	-252	-443	-192	-228	-144
INCOME BEFORE EXTRAORDINARY ITEMS	504	407	398	183	325	529	554
Net extraordinary income	80	56	103	38	167	130	79
INCOME BEFORE TAXES	584	463	501	221	492	659	633
Income taxes for the period	-243	-172	-129	6	-93	-188	-242
Change in reserves for general banking risks	-2	-	-2	-6	-1	1	-
Income attributable to minority interests	-15	-14	-26	12	-58	-36	-24
NET INCOME	324	277	344	233	340	436	367

(1) The pro forma quarterly statements of income have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.

The quarterly statements of income are unaudited.

Reclassified consolidated balance sheet

	30/6/2002 (€/mil)	30/6/2001 pro forma (1) (€/mil)	Change 30/6/02-30/6/01 pro forma (%)	31/12/2001 pro forma (1) (€/mil)
ASSETS				
Cash and deposits with central banks and post offices	1,040	688	+51.2	1,172
Loans	146,395	145,957	+0.3	151,346
- due from banks	*22,496*	*21,340*	*+5.4*	*26,436*
- loans to customers	*123,899*	*124,617*	*-0.6*	*124,910*
Dealing securities	24,985	28,038	-10.9	24,568
Fixed assets	10,592	12,750	-16.9	11,887
- investment securities	*3,563*	*5,286*	*-32.6*	*3,986*
- equity investments	*4,133*	*4,433*	*-6.8*	*4,896*
- intangible fixed assets	*405*	*449*	*-9.8*	*444*
- tangible fixed assets	*2,491*	*2,582*	*-3.5*	*2,561*
Differences arising on consolidation and on application of the equity method	1,124	1,260	-10.8	1,243
Other assets	23,413	24,871	-5.9	23,220
Total assets	**207,549**	**213,564**	**-2.8**	**213,436**
LIABILITIES				
Payables	166,435	169,456	-1.8	171,285
- due to banks	*29,745*	*38,629*	*-23.0*	*36,482*
- due to customers and securities issued	*136,690*	*130,827*	*+4.5*	*134,803*
Provisions	4,204	5,108	-17.7	4,278
- for taxation	*1,099*	*1,029*	*+6.8*	*1,219*
- for termination indemnities	*990*	*979*	*+1.1*	*955*
- for risks and charges	*1,772*	*1,700*	*+4.2*	*1,761*
- for pensions and similar	*343*	*1,400*	*-75.5*	*343*
Other liabilities	19,936	22,423	-11.1	20,318
Subordinated liabilities	6,178	5,401	+14.4	5,829
Minority interests	437	831	-47.4	793
Shareholders' equity (2)	10,359	10,345	+0.1	10,933
Total liabilities	**207,549**	**213,564**	**-2.8**	**213,436**

(1) The pro forma balance sheet figures have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.

(2) Reserves are net of own shares held by the Parent Bank, 13,650 at a book value of 0.1 million euro at 30 June 2002.

The pro forma balance sheet figures at 30/6/2001 and 31/12/2001, as well as the balance sheet figures at 30/6/2002 are unaudited.

Quarterly analysis of the reclassified consolidated balance sheet

	2002		2001 pro forma (1)			
	30/6 (€/mil)	31/3 pro forma (1) (€/mil)	31/12 (€/mil)	30/9 (€/mil)	30/6 (€/mil)	31/3 (€/mil)
ASSETS						
Cash and deposits with central banks and post offices	1,040	1,454	1,172	710	688	709
Loans	146,395	147,273	151,346	144,674	145,957	145,269
- due from banks	22,496	*21,189*	*26,436*	*22,681*	*21,340*	*23,434*
- loans to customers	123,899	*126,084*	*124,910*	*121,993*	*124,617*	*121,835*
Dealing securities	24,985	25,657	24,568	23,734	28,038	24,722
Fixed assets	10,592	11,732	11,887	12,619	12,750	14,574
- investment securities	3,563	*3,931*	*3,986*	*4,995*	*5,286*	*7,028*
- equity investments	4,133	*4,837*	*4,896*	*4,620*	*4,433*	*4,511*
- intangible fixed assets	405	*426*	*444*	*442*	*449*	*426*
- tangible fixed assets	2,491	*2,538*	*2,561*	*2,562*	*2,582*	*2,609*
Differences arising on consolidation and on application of the equity method	1,124	1,113	1,243	1,260	1,260	1,167
Other assets	23,413	23,116	23,220	23,763	24,871	25,611
Total assets	**207,549**	**210,345**	**213,436**	**206,760**	**213,564**	**212,052**
LIABILITIES						
Payables	166,435	168,360	171,285	164,162	169,456	166,504
- due to banks	29,745	*32,943*	*36,482*	*34,789*	*38,629*	*36,888*
- due to customers and securities issued	136,690	*135,417*	*134,803*	*129,373*	*130,827*	*129,616*
Provisions	4,204	4,565	4,278	3,945	5,108	5,840
- for taxation	1,099	*1,392*	*1,219*	*1,027*	*1,029*	*1,730*
- for termination indemnities	990	*993*	*955*	*966*	*979*	*969*
- for risks and charges	1,772	*1,810*	*1,761*	*1,616*	*1,700*	*1,731*
- for pensions and similar	343	*370*	*343*	*336*	*1,400*	*1,410*
Other liabilities	19,936	19,610	20,318	21,478	22,423	22,681
Subordinated liabilities	6,178	5,793	5,829	5,621	5,401	5,365
Minority interests	437	797	793	882	831	841
Shareholders' equity (2)	10,359	11,220	10,933	10,672	10,345	10,821
Total liabilities	**207,549**	**210,345**	**213,436**	**206,760**	**213,564**	**212,052**

(1) The pro forma balance sheet figures have been prepared, according to the criteria detailed in the Explanatory Notes, assuming the merger with Cardine and the acquisition of the interest in Banka Koper at 1/1/2001.

(2) Reserves are net of own shares held by the Parent Bank.

The end of quarter balance sheet figures are unaudited.

Report on Group Operations

Action points and initiatives in the quarter

The merger between SANPAOLO IMI and Cardine Banca

On 24 May 2002 the act of merger between SANPAOLO IMI and Cardine Banca, with legal effect from 1 June and accounting and tax effects from 1 January 2002, was signed. As envisaged by the project of integration between the two Groups, approved by the Shareholders' Meetings of SANPAOLO IMI and Cardine Banca on 5 March, the transaction has led to the incorporation of Cardine into SANPAOLO IMI, following the transfer of part of the company into a new wholly controlled company, called Cardine Finanziaria, with legal office in Padua.

The perimeter and roles of Cardine Finanziaria

Cardine Finanziaria holds the controlling shares in the seven bank networks of the Cardine Group (Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Cassa di Risparmio di Udine e Pordenone, Cassa di Risparmio di Gorizia, Banca Agricola di Cerea and Banca Popolare dell'Adriatico) and other shareholding stakes related to business, among them Cardine Financial Innovations, dedicated to providing innovative financial services in corporate risk management.

Cardine Finanziaria has been assigned the following responsibilities:

- to help and assist the Parent Bank in direction, governance and control of the Cardine bank networks, particularly in operational planning for the markets covered, monitoring the achievement of objectives and risk management;
- to support the Cardine networks, during the integration with SANPAOLO IMI, in maintaining and developing IT applications, telecommunications networks, system security and operational back office activities, as well as purchasing of goods and services and the fulfillment of accounting and tax responsibilities, ensuring consistency with the Parent Bank;
- to supervise certain financial operations connected to the activity of the corporate customer desks.

This structure, in line with that envisaged by the Business Regulation Framework recently adopted by SANPAOLO IMI, is intended to guarantee the centralization within the Parent Bank of the direction, governance and control activities of the whole Group. This configuration is also aimed at the achievement of economies of scale and scope through the centralization of the production and service functions (above all IT, back office and finance) and, at the same time, the exploitation of local knowledge and management ability.

Integration actions

During the six months, in advance of the merger timetable, actions were undertaken to allow the synergies envisaged by the industrial plan and obtain the opportunities offered by the integration: on the basis of a master plan defined at the beginning of the year, a restructuring of the organization of the Group was set in motion and the priority working groups have been initiated.

In consideration of the size of the potential synergies which may be achieved, maximum attention has been given to:

- the activation of the Macchina Operativa Integrata ("Integrated Operating Vehicle"), to serve the domestic banking networks: the necessary steps to satisfy the requirements of the merger have been planned and launched, to achieve proper integration of management reporting systems and control at Parent Bank level and to allow by the end of the year the use of certain SANPAOLO IMI applications of particular importance for Cardine; the assessment of the target IT system was made, evaluating the impact of the adoption of the SANPAOLO IMI system for the Group's banks, in terms of effective support to the business, efficiency of operating processes and sustainability of the technological infrastructure;
- initiatives to centralize operations at the Parent Bank SANPAOLO IMI in treasury, medium- and long-term funding and own portfolio management, on a centralized Group finance model. In particular, the Parent Bank has taken over the management of deposit and lending needs of the bank networks and access to Forex and Money Markets, and Banca IMI has assumed securities management, access to regulated and over the counter markets, as well as the structuring of derivative products for clients of the customer desks;
- actions to develop revenues from retail customers and small- and medium-sized companies, which envisage the sharing with the Cardine networks of the products and know how of SANPAOLO IMI.

The merger terms and impact on shareholder structure

The merger, based on an exchange ratio of 1.7950 SANPAOLO IMI shares for each Cardine share, led to an increase in the equity capital of SANPAOLO IMI from 3,932.4 to 5,144.1 million euro; the new equity capital is composed of 1,837.2 million shares of nominal unit value of 2.80 euro. To serve the exchange 432.7 million new SANPAOLO IMI shares were issued, representing the cited increase of capital, and 48 million own shares held by the Parent Bank were used. Of the 274.9 million ordinary shares, of nominal unit value of 5.20 euro, representing the total capital of Cardine Banca, a total of 7.1 million shares held by the incorporating and the incorporated bank were cancelled without exchange.

In terms of the shareholder structure of the Parent Bank following the merger, it should be noted that the *Compagnia di San Paolo, which held* 16.1% of SANPAOLO IMI before the integration, and the Fondazioni Cassa di Risparmio di Padova e Rovigo and Cassa di Risparmio in Bologna, which held respectively 40.2% and 28.6% of Cardine Banca, had agreed to request, pursuant to D. Lgs. no.153/1999, the conversion, following the merger, of a part of their respective ordinary shares into preference shares, so as to hold, following the conversion, a total shareholding of 15% of the ordinary capital.

The Fondazioni had also agreed to assign their ordinary shares (divided into two equal stakes of 7.5%, one by the Compagnia di San Paolo and the other by the two Fondazioni in proportion to their shareholdings in Cardine Banca) to a properly dedicated company; this structure, called Fondaco SGR, was established in January 2002. The shares in Fondaco are divided in equal parts between the Compagnia di San Paolo, on the one side, and the other two Fondazioni, on the other, with a minority share of 20% in the hands of Ersel Finanziaria, a qualified independent investment management advisor.

In accordance with the mentioned requests, and as approved by the respective Shareholders' Meetings, on 1 June 2002, together with the merger effects, 388.3 million ordinary shares were converted into preference shares also with a nominal unit value of 2.80 euro. These preference shares will in turn be converted into ordinary shares after a period of 10 years or in case of alienation. The shareholder structure of SANPAOLO IMI post merger is presented in greater detail in a following chapter of this Report.

The project of integration between Banca Fideuram and Banca Sanpaolo Invest

On 14 May 2002 the Boards of Directors of SANPAOLO IMI and Banca Fideuram approved a project which envisages the acquisition of Banca Sanpaolo Invest by Banca Fideuram; the transaction is among the actions undertaken to strengthen further the leadership position in Personal Financial Services, which the Group considers of strategic priority, as well as the rationalization of the operating structure of the Group.

From an industrial point of view the integration between the two companies is designed to create the indisputable leader in Italy in asset gathering, which has:

- total customer financial assets of approximately 60 billion euro, 5,000 financial planners and 840,000 clients;
- *a complete product range and a distribution structure* able to offer personalized services to meet the needs of the various customer segments serviced by the companies, representing the highest potential targets.

The transaction will allow the development and full exploitation of the potential of Banca Sanpaolo Invest, leveraging on the best practice of Banca Fideuram, and strategic coordination of the financial planner networks, with the adoption of consistent marketing and brand policies; the synergies of scale and scope achievable from the integration are considerable.

The project envisages the conferral to Banca Fideuram of the total stake of SANPAOLO IMI in Banca Sanpaolo Invest; thus, given the different market positioning of the two companies, the respective brands will be preserved and Banca Sanpaolo Invest will keep its own corporate structure.

The shareholding is valued at 603.8 million euro, net of the extraordinary dividend of 8.7 million euro distributed by the company at the end of July. To serve the conferment, as proposed by the Board of Directors, the Shareholders' Meeting of Banca Fideuram approved at the end of July a project of increase of capital reserved to SANPAOLO IMI (from 236.4 to 254.9 million euro), through the issue of 71 million ordinary shares of unit value of 0.86 euro (nominal value of 0.26 euro and premium of 0.60 euro). The reference price of the Banca Fideuram shares for the increase in capital was set at 8.50 euro, the average market price in the last three months prior to the announcement date of the transaction. Following the integration the SANPAOLO IMI Group's stake in Banca Fideuram will rise from the current 71% to 73%.

Other actions to strengthen the Group structure

Among the other initiatives aimed at a greater focus and specialization in the operations of the Business Areas in the various sectors, the restructuring of NHS, the company which fulfilled the role of merchant bank in the SANPAOLO IMI Group, should also be noted. The restructuring led to the partial and proportional split of the subsidiary, with the allocation of the merchant banking and private equity businesses into a newco (NHS S.p.A.) and the maintenance of the portfolio of substantial industrial investment inside the oldco, which took the name of IMI Investimenti.

The new NHS, established with legal office in Bologna and initial capital of 245 million euro, has as its strategic objective the strengthening and consolidation of its position in private equity, becoming a preferred interlocutor prevalently for small- and medium-sized companies in the field of risk capital raising.

The business of IMI Investimenti, which had shareholders' equity, after the split, of 567 million euro, is designed to exploit the value of its shareholding portfolio which contains the most significant industrial interests of the Group.

Following the restructuring of the oldco NHS, in which SANPAOLO IMI had a stake of 51%, there was a further revision of the shareholding structure of the two subsidiaries formed following the split, in the context of a shareholding exchange agreement with the Compagnia di San Paolo. In particular SANPAOLO IMI, before the merger with Cardine, sold to the Compagnia, at a price of 440 million euro, a stake of 8% of its 10.8% holding in Cardine Banca, acquiring in turn the stakes held by the Compagnia in CIP - Compagnia di San Paolo Investimenti Patrimoniali (100%), NHS (27.02%) and IMI Investimenti (39.77%). SANPAOLO IMI took total control of IMI Investimenti, acquiring the minority stakes held by private shareholders, settled in Cardine Banca shares, and conferred the stake in CIP to its subsidiary Banca OPI, increasing its own funds.

The value of the Cardine shares in the transaction was determined by reference to the implicit value resulting from the application of the exchange ratio envisaged in the project of merger between SANPAOLO IMI and Cardine at the average value of the SANPAOLO IMI share price during a period fixed between the parties; the valuation of the shareholdings acquired from the Compagnia was made:

- for NHS and IMI Investimenti, on the basis of their respective pro forma figures at the end of 2001, as well as the values in the Annual Report 2001 of the oldco NHS; for IMI Investimenti, the contract envisages an eventual price supplement, within predefined limits, for the Compagnia if at the end of 2004 the value of the stake in Hutchinson 3G Italia is greater than that set for reference to determine the share price of IMI Investimenti;
- for CIP, based on the market value of the company's assets.

The transaction was subject to a fairness opinion by a major investment bank.

The strategic alliance with the EULIA Group

In the context of the strategic agreements defined in 2001 between SANPAOLO IMI and EULIA, the French holding which controls the Group Caisse des Dépôts et Consignations and the Group Caisse d'Epargne, a Framework Agreement was signed in February 2002 to set out the guidelines to govern the industrial partnership and to identify the principal opportunities for collaboration in various sectors of business.

In the following months the project of collaboration between the two Groups entered its operational phase, producing satisfying results; in particular:

- in capital markets, the initiatives took concrete form in joint participation in bond issues and equity placements, as well as numerous cross-selling operations between the debt and equity derivatives desks;
- in financing, cooperation was developed through reciprocal invitations to large corporate, LBO, advisory and infrastructure project financing operations, with particular reference to Italian and French companies;
- in private equity, work is well advanced to launch the first pan European LBO fund organized by NHS, CDC Ixis and Bayerische Landesbank, to invest in small- and medium-sized European companies, principally

in Italy, France and Germany; the fund, which will have a value of 300-500 million euro and will be managed jointly by the three Groups, ought to be launched at the end of 2002, following definition of the legal structure and governance rules.

Further interesting prospects from the collaboration between SANPAOLO IMI and EULIA may arise in other sectors, in primis insurance, where the experience of the French Group's companies will enable SANPAOLO IMI to strengthen its product range with innovative solutions.

Consolidated results

Summary of results

In the second quarter of 2002 the signs of improvement in the major world economies, already visible in the preceding months, were further reinforced; that notwithstanding, the financial markets recorded a negative performance, largely attributable to the fall in confidence due to bankruptcies and accounting irregularities, in particular in the United States.

In this context, the principal profit margins achieved in the second quarter by the SANPAOLO IMI Group, in the shape as following the merger with Cardine, presented a general growth compared to the first three months of the year; the recovery was not however sufficient to bring the total results in the six months to the levels recorded, in consistent consolidated terms, in the first half of 2001, characterized by a more favorable macroeconomic trend.

In particular net income was 601 million euro, thanks to an incremental flow in the second quarter of 324 million against 277 million in the first three months; against the first half of 2001 it recorded a reduction of 25.2%.

Net interest income

Net interest income in the first six months of 2002 was 1,880 million euro, presenting a recovery in the second quarter, from 927 to 953 million euro; the comparison with the first half of the preceding year shows a reduction of 6.1%, largely due to the fall in interest rates, which was reflected in a more contained income from liquidity and in a closing of spreads only in part compensated for by the increase in average volumes in customer business.

In terms of market rates, three-month Euribor, although slightly in increase in the six months, from 3.34% to 3.43%, averaged in the first six months of the year 128 basis points less than the related period in the previous year.

In the first six months of 2002 the return on interest-earning assets of the Group was 5.17%, 119 basis points less than the same period of 2001; the cost of interest-bearing liabilities in turn presented a reduction of 117 basis points, from 4.15% to 2.98%. In customer business, the average spread between deposits and loans in the first six months of 2002 was 2.74% against the 3.02% in the first six months of 2001.


803
601
Net income
(€/mil)
First half 2001
pro forma
First half
2002


2,002
1,880
Net interest
income
(€/mil)
First half 2001
pro forma
First half
2002

The average interest-earning assets of the Group in the first half of 2002 showed a reduction of 2.2% on the same period of 2001; in this context the average amounts of loans to customers, excluding repurchase agreements, thus recorded an increase of 3.9%. On the liability side, there was an increase of 5.2% in average volumes of customer deposits, net of repurchase agreements, due to an increase in the short-term (+6.2%) and medium- and long-term component (+4%).

At the end of the half, net loans to Group customers, excluding non-performing loans and loans to SGA, the company to which Banco di Napoli's doubtful loans were transferred, were 120.8 billion euro, largely stable on the levels at the end of June 2001 (-0.1%). In this context medium- and long-term loans continued to represent the most dynamic component, showing an annual growth of 5.9%, against a 8.1% fall in short-term lending.

In medium- and long-term loans, good progress in financings directed to the retail sector continued: mortgage disbursements by the Sanpaolo Network to households in the first six months of 2002 amounted to 921 million euro against 864 million in the same period of 2001. Also positive was the development in loans to the public works and infrastructure sector made by Banca OPI, which rose at the end of June 2002 to 14.2 billion euro, a increase of 6.8% from the beginning of the year and 13.5% in the 12 months.


Net loans to customers excluding net NPLs and SGA loans
(€/mil)
120,867
121,469
120,787
30/6/2001 pro forma
31/12/2001 pro forma
30/6/2002

Analysis of average amounts and interest rates

	First half 2002		First half 2001 pro forma		Change first half 2002 / First half 2001 pro forma	
	Average amount (€/mil)	Annualized average rate (%)	Average amount (€/mil)	Annualized average rate (%)	Change in average amount (%)	Difference in rate (% points)
Interest-earning assets	158,475	5.17	162,028	6.36	-2.2	-1.19
- loans to customers (excluding repos)	*119,718*	*5.60*	*115,265*	*6.82*	*+3.9*	*-1.22*
- securities	*17,947*	*4.32*	*21,442*	*5.45*	*-16.3*	*-1.13*
- other interest-earning assets	*20,810*	*3.43*	*25,321*	*5.04*	*-17.8*	*-1.61*
Non interest-earning assets (1)	51,814		50,528		+2.5	
Total assets	**210,289**		**212,556**		-1.1	
Interest-bearing liabilities	148,778	2.98	152,023	4.15	-2.1	-1.17
- direct customer deposits (excluding repos)	*116,152*	*2.86*	*110,361*	*3.80*	*+5.2*	*-0.94*
- due to customers	*67,313*	*1.69*	*63,386*	*2.76*	*+6.2*	*-1.07*
- securities issued	*48,839*	*4.47*	*46,975*	*5.21*	*+4.0*	*-0.74*
- other interest-bearing liabilities	*32,626*	*3.42*	*41,662*	*5.05*	*-21.7*	*-1.63*
Non interest-bearing liabilities (1)	50,910		50,340		+1.1	
Shareholders' equity	10,601		10,193		+4.0	
Total liabilities and shareholders' equity	**210,289**		**212,556**		-1.1	

(1) This figure includes Banca IMI group's average volumes, in line with the reclassification of the related interest income and expense, which have been included in the caption "profits and losses from financial transactions and dividends on shares" as they are more closely related to securities dealing.

Direct customer deposits showed a positive performance in the six months benefiting both from the continuing uncertainty in financial markets, which directed customer preferences towards short-term forms of investment, and from the effects connected to the so called "scudo fiscale" (tax shield): the inflow of capital from abroad led to an increase in Group financial assets of approximately 5.3 billion euro, largely invested in bonds and liquidity.

Direct customer deposits at the end of June was 136.7 billion euro, with an incremental flow from the beginning of the year of 1.9 billion euro (+1.4%); the growth on an annual basis was 4.5%. In short-term funding, a substantial increase in repurchase agreements was recorded (+17.4% against the end of June 2001) while in medium- and long-term funding the reduction in certificates of deposit continued (-22.2%) against an increase of 12.3% in bonds.

On the basis of the latest available system data, at the end of May 2002 Group market shares in Italy were respectively 11% in loans and 10.8% in direct customer deposits.


130,827
134,803
136,690
Direct customer deposits
(€/mil)
30/6/2001 pro forma
31/12/2001 pro forma
30/6/2002

Loans to customers

	30/6/2002		30/6/2001 pro forma		Change 30/6/02-30/6/01 pro forma	31/12/2001 pro forma	
	Amount (€/mil)	%	Amount (€/mil)	%	(%)	Amount (€/mil)	%
Short-term loans	47,616	38.4	51,799	41.6	-8.1	51,849	41.5
Medium- and long-term loans	73,171	59.1	69,068	55.4	+5.9	69,620	55.8
Loans to customers excluding net NPLs and SGA loans	120,787	97.5	120,867	97.0	-0.1	121,469	97.3
Net non-performing loans	1,420	1.1	1,316	1.1	+7.9	1,400	1.1
SGA loans	1,692	1.4	2,434	1.9	-30.5	2,041	1.6
Loans to customers	123,899	100.0	124,617	100.0	-0.6	124,910	100.0

Direct customer deposits

	30/6/2002		30/6/2001 pro forma		Change 30/6/02-30/6/01 pro forma	31/12/2001 pro forma	
	Amount (€/mil)	%	Amount (€/mil)	%	(%)	Amount (€/mil)	%
Current accounts and deposits	68,048	49.8	66,036	50.5	+3.0	67,634	50.2
Certificates of deposit	7,430	5.4	9,545	7.3	-22.2	10,777	8.0
Bonds	40,205	29.4	35,812	27.3	+12.3	36,529	27.1
Commercial paper	4,070	3.0	4,296	3.3	-5.3	4,137	3.1
Repurchase agreements and securities lending	12,575	9.2	10,707	8.2	+17.4	11,477	8.5
Other deposits	4,362	3.2	4,431	3.4	-1.6	4,249	3.1
Direct customer deposits	136,690	100.0	130,827	100.0	+4.5	134,803	100.0

Net commissions and other net dealing revenues

Group net commissions were 1,385 million euro, down by 10.9% on the first half of 2001.

The development in the six months was conditioned by the progressive worsening in the financial markets' trend, which squeezed revenues from asset management and dealing activities; commissions from management, dealing and advisory showed a fall of 16.3%, only in part compensated for by the increase recorded in commissions from deposits and current accounts (+5.3%).


1,554
1,385
Net commissions and other net dealing revenues (€/mil)
First half 2001 pro forma
First half 2002

The reduction in commissions was influenced both by the devaluation of the assets under management due to the fall in equity markets and by the recomposition of customer financial assets towards forms of investment with lower value added, to which clients' funds were directed in expectation of an improvement in market conditions.

In particular, within indirect deposits, there was a significant growth in assets under administration which, thanks to an increase in the six months of 4.3 billion euro, rose to 88.9 billion euro (+5.1% from the beginning of the year).

Assets under management presented in contrast a reduction of 5.5 billion euro, following a devaluation of 7 billion euro, only in part compensated for by a net positive flow of 1.5 billion euro; the total amount was 133 billion euro, falling by 4% from the end of December

Net commissions and other net dealing revenues

	First half 2002 (€/mil)	First half 2001 pro forma (€/mil)	Change first half 2002 / First half 2001 pro forma (%)	2001 pro forma (€/mil)
Management, dealing and advisory services	851	1,017	-16.3	1,957
Loans and guarantees	111	112	-0.9	249
Collection and payment services	113	114	-0.9	228
Deposits and current accounts	199	189	+5.3	385
Other services and net dealing revenues	111	122	-9.0	237
Net commissions and other net dealing revenues	1,385	1,554	-10.9	3,056

Customer financial assets

	30/6/2002		30/6/2001 pro forma		Change 30/6/02-30/6/01 pro forma (%)	31/12/2001 pro forma	
	Amount (€/mil)	%	Amount (€/mil)	%		Amount (€/mil)	%
Asset management	132,999	37.1	140,457	39.2	-5.3	138,479	38.7
Asset administration	88,878	24.8	87,249	24.3	+1.9	84,593	23.6
Direct deposits	136,690	38.1	130,827	36.5	+4.5	134,803	37.7
Customer financial assets	358,567	100.0	358,533	100.0	+0.0	357,875	100.0

2001 and 5.3% on the 12 months. In this context:

- the volumes of mutual funds and fund-based portfolio management fell to 99.6 billion euro (-7.5% from the beginning of the year); it should be noted that the SANPAOLO IMI Group maintained its top position in the domestic market, with a market share at the end of June of 18.5%. The trend in equity markets and the consequent choices of customers led to a significant recomposition in the different types: in particular the proportion on the total of liquidity funds rose from 11.4% at the end of June 2001 to 21.9% at the end of June 2002, while the proportion of equity funds fell from 37.1% to 29.4%;
- life technical reserves continued to grow strongly in the six months, representing one of the forms of investment preferred by customers; the net inflow realized by the distribution networks from the beginning of the year, 4.1 billion euro, took the amount to 23.6 billion euro (+17.6% on the end of 2001 and +35.7% in the 12 months).


111,354
107,742
99,616
Mutual funds and fund-based portfolio management
(€/mil)
30/6/2001 pro forma
31/12/2001 pro forma
30/6/2002


17,366
20,039
23,569
Life technical reserves
(€/mil)
30/6/2001 pro forma
31/12/2001 pro forma
30/6/2002

Asset management

	30/6/2002		30/6/2001 pro forma		Change 30/6/02-30/6/01 pro forma	31/12/2001 pro forma	
	Amount (€/mil)	%	Amount (€/mil)	%	(%)	Amount (€/mil)	%
Mutual funds and fund-based portfolio management	99,616	74.9	111,354	79.3	-10.5	107,742	77.8
Portfolio management	9,814	7.4	11,737	8.3	-16.4	10,698	7.7
Life technical reserves	23,569	17.7	17,366	12.4	+35.7	20,039	14.5
Asset management	132,999	100.0	140,457	100.0	-5.3	138,479	100.0

Mutual funds by type

	30/6/2002 (%)	30/6/2001 pro forma (%)	31/12/2001 pro forma (%)
Equity	29.4	37.1	32.1
Balanced	12.7	16.5	14.2
Bond	36.0	35.0	36.4
Liquidity	21.9	11.4	17.3
Total Group mutual funds	100.0	100.0	100.0

Profits from financial transactions, profits from companies carried at equity and dividends

Group profits from financial transactions and dividends on shares in the first six months of 2002 were 209 million euro (125 million in the second quarter), with an increase of 36.6% against 153 million in the first half of 2001. Revenues from equity and bond portfolios dealing by Group companies particularly contributed to income in the six months.

Profits from companies carried at equity and dividends from shareholdings, 185 million euro, grew by 14.9% on the same period of 2001; the significant flow in the second quarter, 136 million euro, was influenced not only by the seasonal receipt of dividends, but also by the recovery in results from the Group's insurance companies. In total, in the six months:

- profits from companies carried at equity were 56 million euro against 48 million in the first half of 2001;
- dividends paid to the Group by non-consolidated companies were 129 million euro, against 113 million in the same period of 2001.

Costs

The structural cost containment actions launched in the middle of 2001 allowed the Group to record a slight reduction in administrative costs (-0.5%); in the first six months of 2002 they amounted to 2,297 million euro, against 2,308 million in the first six months of 2001.



2,308
2,297
Administrative costs
(€/mil)
First half 2001 pro forma
First half 2002

The reduction in personnel costs, due essentially to Group staff reductions, was particularly significant (-2.1%): from the end of June 2001 there was in fact a reduction of 556 employees, concentrated mostly in the Banco di Napoli group. Greater flexibility in remuneration methods introduced by Group companies also contributed to the reduction in personnel costs, allowing the containment of the variable part of remuneration against the fall in revenues.

Other administrative costs presented an increase of 3.8%, at 744 million euro. It should also be noted that the Parent Bank, thanks to the cost containment actions taken in the past 12 months, limited at 2% the increase in other administrative costs; the increase was connected to product development initiatives and advisory costs for the aforementioned operations of Group restructuring made in the half.

Adjustments to tangible and intangible fixed assets in the first six months of 2002 were 225 million euro, 5.6% up on the first half of 2001; the trend, gradually slowing from the beginning of the year, was influenced in particular by the investments made in 2001 and in the first months of 2002 for the development and specialization of the commercial network, the strengthening of central data systems, the modernization of hardware solutions and the development of new software applications.

Adjustments to goodwill and merger and consolidation differences, 84 million euro, recorded a contained increase on the first half of 2001 (+5%).

Provisions and adjustments

Provisions and net adjustments to loans and financial fixed assets amounted to 313 million euro, against 372 million euro in the first six months of 2001 (-15.9%).

The net flow in the first half of 2002 includes:

- 154 million euro of provisions and adjustments for credit risks, prudently made against a scenario still marked by a high degree of uncertainty and directed both to cover the presumed realizable values of specific positions and to strengthen coverage of the inherent risk in the performing loan portfolio, 0.73% of total performing loans at the end of the half; in particular at the Parent Bank that coverage was at the same date more than double the annual expected loss, calculated with credit risk management models;

- 58 million euro of adjustments to financial fixed assets, mainly due to the shareholding in FIAT, whose value has been marked to market, though not ignoring the lasting of substantial intrinsic value of the Turin industrial group, also in the light of the ongoing restructuring plans. In this regard, it should be noted that SANPAOLO IMI is taking part in the operation to restructure the FIAT debt, in the context of the sustainment actions outlined by the Framework Agreement signed by the main financing banks; that operation is not reflected in the SANPAOLO IMI results at 30 June 2002, as still in progress at that date.

At the end of June 2002 Group net doubtful loans were 2,950 million euro, 27 million down on the end of December 2001 (-0.9%). In particular, in loans to customers:

- net non-performing loans were 1,420 million euro against 1,316 million euro at the end of June 2001 (+7.9%) and 1,400 million at the end of 2001 (+1.4%); the ratio of net non-performing loans to net loans to customers was stable at 1.1%. At the end of the first six months of 2002 Group non-performing loans had a coverage ratio, also taking account of fiscal write-offs, of 70.8%;
- problem, restructured and in course of restructuring loans were 1,439 million euro, with an increase of 3.4% on an annual basis and a reduction of 1.6% from the beginning of the year; the coverage ratio was 25.6%;
- non-guaranteed loans to customers in countries subject to country risk fell in the 12 months from 121 to 51 million euro.

Extraordinary income and taxes

Group net extraordinary income in the first six months of 2002 was 136 million euro, down by 34.9% on the 209 million euro in the same period of 2001. Among the principal revenues taken in the first half of 2002 were:

- 62 million euro of capital gains from the sale of 8% held in Cardine Banca, related to the mentioned operations of shareholding purchase and sale with the Compagnia di San Paolo and minority shareholders of IMI Investimenti;
- 33 million euro of capital gains deriving from the sale of shareholdings by Group companies;



1,316
1,400
1,420
Net
non performing
loans
to customers
(€/mil)
30/6/2001
pro forma
31/12/2001
pro forma
30/6/2002

Analysis of loan portfolio

	30/6/2002		30/6/2001 pro forma		Change 30/6/02-30/6/01 pro forma	31/12/2001 pro forma	
	Amount (€/mil)	%	Amount (€/mil)	%	(%)	Amount (€/mil)	%
Non-performing loans	1,420	1.1	1,316	1.1	+7.9	1,400	1.1
Problem, restructured and in course of restructuring loans	1,439	1.2	1,392	1.1	+3.4	1,462	1.2
Loans to countries at risk - customers	51	0.0	121	0.1	-57.9	45	0.0
Performing loans	120,989	97.7	121,788	97.7	-0.7	122,003	97.7
Total loans to customers	**123,899**	**100.0**	**124,617**	**100.0**	**-0.6**	**124,910**	**100.0**
Non-performing and problem loans - banks	1		1		-	1	
Loans to countries at risk - banks	39		73		-46.6	69	

- 20 million euro for tax reimbursements related to Banque Sanpaolo.

In the first six months of 2002 the SANPAOLO IMI Group tax rate was 39.6%, an increase on that recorded in the same period of 2001 (33.3%), which had benefited from the recovery of prior tax losses by Group companies.

Capital and reserves

Net shareholders' equity

Group shareholders' equity, 10,359 million euro at 30 June 2002, showed in the six months the following movements:

Movements in Group shareholders' equity	*€/mil*
Net shareholders' equity at 1 January 2002	8,182
Decreases	-774
- Dividends	-773
- Exchange and other adjustments	-1
Increases	2,951
- Merger with Cardine Banca	2,054
- capital	*1,212*
- reserves	*842*
- Decrease in own shares held by the Parent Bank	294
- Provision for general banking risks	2
- Net income for the period	601
Net shareholders' equity at 30 June 2002	10,359

Own shares held by the Group at 30 June 2002 were 4,985,517, 0.27% of the equity capital; of these, 4,971,867 shares, included in the consolidated balance sheet in the trading portfolio at 50 million euro, were held by subsidiaries and the remaining 13,650 shares were held by the Parent Bank, at a book value of 0.1 million euro.

In the six months transactions in own shares made by the Parent Bank were particularly directed to:

- effect the program to purchase own shares in the market, to serve the exchange in the context of the merger with Cardine Banca, in line with the active capital management policies adopted by the Group. As mentioned earlier, 48 million own shares were used;
- perform, in June 2002, the assignment of shares, in relation with the extended employee stock plan.

Regulatory capital and capital adequacy ratios

At the end of June 2002 the ratio of regulatory capital to total weighted assets against credit and market risks was estimated at around 10%; the ratio of Group primary capital to total weighted assets was estimated at 7%.

Financial risk management

Financial risks from lending business

The market risk generated by the lending activities of the Group, in the first six months of 2002, was slightly lower than that observed, on the average, in the previous year, as appropriately restated considering the inclusion of Cardine Banca. The change in the banking book's market value, measured in terms of shift sensitivity, as an upward, parallel and uniform movement of 100 basis points in the interest rate curve, had in the first six months of 2002 an average negative value of 181 million euro.

The Value at Risk (VaR) of the banking book, calculated as the maximum unexpected potential loss of the market value of the portfolio which could occur in the 10 following working days with a statistical confidence interval of 99%, stayed in the six months at an average value of 73 million euro, and was 99 million euro at the end of June.

Equity investments in non-Group listed companies

Equity investments held in quoted companies not consolidated line by line or at net equity showed at the end of June a market value of 1,515 million euro, of which 311 million held by IMI Investimenti. The market value of equity investments showed, at the end of June prices, a net potential capital loss of 160 million euro against book value, almost wholly related to the stake in Santander Central Hispano.

The Value at Risk for minority equity investments in quoted companies at the end of June was 248 million euro; that value is lower than the levels observed at the end of the preceding year as a consequence of the reduction in value of the portfolio, against a greater volatility in equity prices.

Trading activities

The VaR of trading activities, concentrated in Banca IMI and its subsidiaries, oscillated in the first six months of 2002 between a minimum of 3.1 million euro and a maximum of 11.5 million euro. At the end of June, the VaR was 7.2 million euro, in line with the average of the six months.

In addition to VaR, Worst Case Scenario methodology is also used to monitor the impact of potential losses that could occur in extreme conditions. The development of the maximum potential daily loss in the first six months was largely stable in terms of potential risks, always oscillating around the average value for the period, at 36 million euro. In no case was the ex ante potential exposure, measured on a daily basis, exceeded by the losses actually incurred.


60
50
40
30
20
10
High 42
Average 36
Low 26
Jan - 2002
Feb - 2002
Mar - 2002
Apr - 2002
May - 2002
Jun - 2002

Maximum potential daily loss in trading (€/mil)

Supplementary information

Performance of share prices

At the end of June 2002, SANPAOLO IMI's share price was 10.167 euro; this was a fall of 15.6% from the beginning of the year, against a decline of 5% in the MIB bancario. At the same date the SANPAOLO IMI share traded on a price/book value of 1.8 and a price/earnings, calculated on consensus earnings for 2003, of 11.9.

On 29 July 2002, the price was 8.161 euro, down by 32.2% on the beginning of the year.

Market comparison

	29/7/2002	28/6/2002	29/6/2001	Change 28/6/02-29/6/01 (%)
SANPAOLO IMI share price (€)	8.161	10.167	15.280	-33.5
Banking index (historical MIB bancario)	1,875	2,252	2,969	-24.1

SANPAOLO IMI share price (1)

Year	High (€)	Low (€)	Average (€)
1995	5.118	4.025	4.577
1996	5.269	4.236	4.766
1997	8.800	4.564	6.275
1998	16.274	8.717	12.429
1999	16.071	10.970	13.192
2000	20.800	11.483	16.612
2001	18.893	8.764	14.375
2002 (until 29/7/2002)	13.702	7.265	11.196

SANPAOLO IMI market indices

	28/6/2002	29/6/2001
Price/book value	1.8	2.8
Price/earnings on consensus earnings (2)	11.9	13.8

(1) Share prices before 2 November 1999 have been adjusted for the real estate spin-off.
(2) Calculated on consensus earnings 2003 for 28/6/2002 and on consensus earnings 2002 for 29/6/2001.


120
110
100
90
80
70
60
50
SANPAOLO IMI
MIB bancario
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02

SANPAOLO IMI share price and MIB bancario (29/12/00=100)

Shareholders

At 30 June 2002 the shareholder structure of SANPAOLO IMI, based on available information, was as follows:

Shareholders of SANPAOLO IMI

	% of capital	
	total	ordinary
Compagnia di San Paolo	14.48	7.50
Fondazione CR Padova e Rovigo	10.80	4.38
Fondazione CR Bologna	7.69	3.12
Santander Central Hispano	5.11	6.47
IFI / IFIL	3.81	4.83
Deutsche Bank	3.68	4.67
Ente CR Firenze	2.06	2.61
Fondazione Cariplo	1.75	2.21
EULIA	1.70	2.16
Società Reale Mutua di Assicurazioni	1.54	1.95
Fondazione CR Venezia	1.50	1.90
Other shareholders (1)	45.88	58.20
Total	**100.00**	**100.00**

(1) Includes own shares held by the Group.

Ratings

In the first six months of 2002, there were no changes in the ratings assigned to SANPAOLO IMI's debt.

SANPAOLO IMI debt ratings

Fitch	
• Short-term debt	F1+
• Medium/long-term debt (senior)	AA-
Rating and Investment Information (Japan)	
• Medium/long-term debt (senior)	AA
Moody's Investors Service	
• Short-term debt	P-1
• Medium/long-term debt (senior)	Aa3
Standard & Poor's	
• Short-term debt	A-1
• Medium/long-term debt (senior)	A+ outlook positive

Concerning Group companies, Moody's raised in April the outlook on the rating of the medium/long-term debt of Banco di Napoli (A1) from stable to positive.

Group Business Areas

Organization by Business Areas

On 26 March 2002, the Board of Directors of SANPAOLO IMI approved a new business model which completed the reorganization process launched in the summer of 2001, defining an adequate structure for the Group following the merger with Cardine. The new model, based on the exploitation of capacity for customer relationship and service, specialization in professional production, distribution and service units and responsibility and measurement of results, is structured in four basic components:

- Domestic Banking Networks: include the Sanpaolo Network, in-depth present in North West Italy, the Banco di Napoli, which operates in the South, and Cardine, rooted in the North East; the three networks, dedicated to the service of retail customers and companies, present an optimal coverage of the Italian territory through approximately 3,000 banking branches and integrated multichannel infrastructures. The management of large corporate customers is attributed to Large Groups and Structured Finance, where IMI Investimenti, which gathers the Group's significant industrial shareholdings, operates. The sector also includes Other Italian Networks, which manages the shareholdings held by the Group in Cassa di Risparmio di Firenze and Cassa dei Risparmi di Forlì. The banking networks are flanked by specialist units to serve domestic clients: Banca OPI, which provides consultancy and medium- and long-term financing to public bodies and infrastructure, tax collection services, as well as, within the Sanpaolo Network and Consumer Banking, companies operating in private banking, consumer credit and leasing;
- Personal Financial Services, with activities carried out by the networks of financial planners of Banca Fideuram and Banca Sanpaolo Invest to serve customers with a medium-high savings potential;
- Wealth Management and Financial Markets which include: the Sanpaolo IMI Wealth Management companies, dedicated to providing asset management products to the Group networks, associated networks, as well as institutional investors and other networks; Eptaconsors, 40.5% held, operating mainly in corporate finance, asset management, securities dealing and trading on line; Banca IMI, the Group's investment bank, whose business priorities concern, on the one side, the strengthening of the supply of specialist services to companies and institutional customers and, on the other, the development of structured products distributed to retail customers and companies through the Group's networks; the new NHS, which operates in private equity;
- International Activities, which include the Foreign Network of the Parent Bank, limited to corporate lending, the French subsidiary Banque Sanpaolo and the International Markets unit, established to develop the presence in foreign countries of strategic interest through appropriate growth initiatives, in particular acquisitions and alliances.

Holding activities, finance, the Macchina Operativa Integrata and the management of property and shareholding investments are included in Central Functions.

The most important initiatives realized by the Business Areas with reference to the structure existing at the end of June are presented below; the principal operating and economic results achieved in the six months will be shown in the Half Year Report 2002.

Domestic Banking Networks

Sanpaolo Network and Consumer Banking

The Sanpaolo Network and Consumer Banking operates through the 1,389 Italian branches of the Parent Bank and the Internet, phone and mobile banking direct channels; the Network is structured into two Divisions, the first dedicated to private and retail customers and small entrepreneurs, the second to companies. Following the restructuring of the Group at the end of March, the companies operating in consumer credit (Finconsumo Banca and Finemiro Banca), leasing (Sanpaolo Leasint and Cardine Leasing) and private banking (Sanpaolo Bank Lussemburgo, Sanpaolo Bank Austria and SP Private Banking) have been also brought under the control of the Area.

The initiatives achieved in the three months by the Sanpaolo Network were aimed at consolidation of market positioning in terms of private customers and companies. To improve the service directed to private customers, greater management personalization was targeted, through the training of personal consultants and the launch of a project to develop new IT support to evaluate the customer's financial profile; in addition the product range was widened, in line with market needs, with the introduction of new investment products with protected capital as well as new retail mortgages. The strengthening of business to companies was pursued first through the completion of the reorganization of the distribution network, which took to 130 the number of centers specialized in service and consultancy for entrepreneurs; a project to develop advanced financial instruments to meet specific hedging and investment needs was also launched.

In operating terms, during the six months, the Sanpaolo Network recorded an increase in customer financial assets, in particular thanks to a net flow of assets under administration of 4.6 billion euro; this performance was helped also by the process of inflow of capital from abroad. In loans to customers, the continuing positive trend in retail mortgages should be noted: disbursements since the beginning of the year were 921 million euro against 864 million in the same period of 2001.

The profit results for the six months showed a trend in line with expectations; against the first half of 2001 there was a fall in profitability, following the reduction in the contribution of direct deposits, connected to the change in interest rates, as well as the lower commission flow from the reduced incidence in customer portfolios of equity and asset allocation products.

Cardine

The Area undertakes retail business in the North East through the 834 branches of the seven bank networks of the Cardine Group: Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Cassa di Risparmio di Udine e Pordenone, Cassa di Risparmio di Gorizia, Banca Agricola di Cerea and Banca Popolare dell'Adriatico.

The principal actions made by Cardine in the first part of the year were aimed at:

- the realization of an optimal organizational model to accomplish the roles given to Cardine Finanziaria in the new Group which include, as mentioned above, assistance to the Parent Bank in direction, governance and control of the bank networks, as well as, in the initial phase, support to the latter in IT and in administrative, accounting and logistical functions;
- the launch of activities connected to the integration in progress, in particular related to the Macchina Operativa Integrata, the centralization of finance and the projects to develop revenues from retail and small- and medium- sized companies through the sharing of products and know how of SANPAOLO IMI.

Efforts were also directed to continue the initiatives launched in the previous year to integrate the bank networks and strengthen customer service capacity. The actions concerned in particular the strengthening of the sales structure, with the adoption of a commercial model based on customer segments and on the management of customer portfolios by specialized consultants, and the completion of the integration of the banks in the target IT system.

In the first six months of 2002, the trend in customer volumes of the bank networks of Cardine was positive: average loans to customers, net of non-performing loans, grew by 5% on the first half of 2001 and direct deposits showed, on average, an increase of 10%. In terms of customer financial assets, there was a particularly significant net asset management flow, 0.8 billion euro in the six months, achieved consistently with the policies to strengthen the presence in the sector.

Banco di Napoli

The Banco di Napoli operates in retail banking in the regions of Southern Italy through a network of 730 branches.

In the second quarter of 2002 the Banco di Napoli has continued the actions aimed at focusing operations on its reference customer base, represented by households and small- and medium-sized companies in the South. Progress was achieved in the context of the Macchina Operativa Integrata project as well as in the rightsizing of fixed assets. In this last should be noted: the conclusion of the sale of the minority share in Cedel International in July with a capital gain of 6 million euro; the continuing initiatives to dispose of real estate not instrumental for the commercial network; the conferral of the subsidiary Banco di Napoli Asset Management to Sanpaolo IMI Wealth Management. This transaction, made on the market values of the two companies, led to Banco di Napoli's taking a stake of 3.1% in Sanpaolo IMI Wealth Management and realizing a capital gain of approximately 13 million euro.

In the six months the recomposition of customer financial assets towards asset management continued; the amount rose at the end of June to 9.3 billion euro from 8.8 billion at the end of 2001 (+6.3%); the increase was due to positive net flows, 0.7 billion euro, in a market marked by strong disinvestment out of mutual funds. The profit results of the Banco benefited from the progressive reduction in structural costs and from extraordinary income, which in part balanced the reduction in revenues due to the downsizing of corporate activity.

Banca OPI

The provision of financial services to the public sector, with particular reference to the financing of investments and infrastructure, is undertaken by Banca OPI, a specialized company through which the Group aims to consolidate its leading role in Italy in the sector. In the new Group configuration, Banca OPI operates as a specialist unit within the Domestic Banking Networks.

In the second quarter Banca OPI undertook new project financings: in particular it took advisory and financial structuring mandates for various major projects in Italy and abroad; it was co-arranger in important international initiatives in HST and local transport modernization; it financed investment projects in the environmental field, taking part, in cooperation with CDC Ixis, in an innovative operation to support the development of renewable energy. In advisory, it got a new mandate for the incorporation of the Ente Autonomo Fiera di Rimini and for the definition of its related business plan.

It should also be noted that in the three months the Parent Bank conferred to Banca OPI its total stake in CIP - Compagnia di San Paolo Investimenti Patrimoniali, which it had acquired from the Compagnia di San Paolo; this transaction, in addition to strengthening the own funds of Banca OPI, is significant in operating potential, given the relationships with local interest held by Sinloc, participated through CIP.

In the six months Banca OPI made disbursements of 1.7 billion euro, which took total loans to 14.2 billion euro, an increase of 6.8% from the end of 2001 and 13.5% on an annual basis. The positive performance in volumes led to a growth in operating margins, which in part compensated for the increase in provisions made exclusively for tax purposes.

Large Groups and Structured Finance

Large Groups and Structured Finance was established to optimize the credit quality of the Group and its risk/return ratio, setting the rules in terms of loans and providing direction and support to the operating lines. It also has responsibility for the management of relationships with large groups, with specific reference to structured finance, as well as the exploitation of major industrial investments of the Group by IMI Investimenti.

The first initiatives taken following the Area's establishment were aimed in particular at the launch and development of a program of active management of the Group's loan portfolio, to best reap business opportunities, centralizing risk management and avoiding overlaps among operating units. IMI Investimenti's operations have been concentrated on the management of the FIAT and Italenergia shareholdings, in the context of the sustainment actions set out in the Framework Agreement signed by the main banks financing the Turin industrial group.

In the first six months of 2002 the profit results were negatively influenced by the continuing economic weakness, which was reflected in an increase in provisions and adjustments to financial fixed assets, largely connected to the devaluation of the FIAT stake.

Other Italian Networks

Other Italian Networks operates in the domestic market through the distribution networks of the Cassa di Risparmio di Firenze, in which the Group has a stake of 19.5%, and the Cassa dei Risparmi di Forlì, with a 21% stake.

In the context of the distribution agreements between SANPAOLO IMI and the companies in the Area, the following should be noted:

- the positive performance in marketing of mutual funds managed by CR Firenze Gestion Internationale (held 80% by Carifirenze and 20% by SANPAOLO IMI); the net flow in the six months, 257 million euro, took total volumes to 2 billion euro;
- the widening of the product range of Cariforlì, with the marketing launch of new guaranteed polices from Sanpaolo Life; from the beginning of the year the net asset management flow realized by the branches of Cariforlì was 52 million euro.

In profit terms, the contribution of companies carried at net equity was 13 million euro for Carifirenze, against 10 million euro in the first half of 2001, and 4 million euro for Cariforlì.

Personal Financial Services

Banca Fideuram

Banca Fideuram, which has a network of 3,675 financial planners and 85 branches in Italy, operates using its own specialized companies dedicated to the production of asset management services.

In the three months Banca Fideuram pursued the realization of the business plan related to the development of the French group Wargny; the bank also launched evaluations for the definition of the necessary steps to exploit the potential of Banca Sanpaolo Invest, in view of its acquisition; these could regard in particular the establishment of a common technological platform, with potential cost savings, and shared product portfolio, appropriately adapted to the specific marketing needs of each network.

At the end of June 2002, customer financial assets of Banca Fideuram were 49.7 billion euro, slightly down on the end of 2001 (-1.4%). Particularly positive was the trend in asset administration, up by 17.1% from the beginning of the year and 23.9% on the 12 months; this increase partially compensated for the reduction in assets under management, due to the devaluation of the stock. Profit margins for the six months were generally reduced, above all because of the fall in commission revenues, as well as higher charges for the realization of the development plan of the French subsidiaries.

Banca Sanpaolo Invest

Banca Sanpaolo Invest operates through a network of 1,320 financial planners, operating with the support of direct sales channels.

In the second quarter of 2002, in the face of market uncertainties, Banca Sanpaolo Invest concentrated its development policies in product range enrichment; in particular the marketing of a new structured bond with guaranteed capital, set up in collaboration with Banca IMI, and of a policy which guarantees a life-time deferred return with annual accumulation, created with Sanpaolo Vita, was launched.

At the end of June 2002 the volumes of customer financial assets of Banca Sanpaolo Invest were lower than at the beginning of the year; increases in direct deposits (+5.4%) and asset administration (+1%) could not in fact compensate for the reduction in assets under management (-10.5%). The profit results for the six months were a little below the levels of the same period of the previous year in that, against the fall in revenues, the bank effected a containment of administrative costs.

Wealth Management and Financial Markets

Sanpaolo IMI Wealth Management

Wealth Management provides asset management products and services both to the internal distribution networks of the Group and to institutional investors, associated networks and other networks. The Area was established in April 2001 through the conferral by the Parent Bank to the holding Sanpaolo IMI Wealth Management of the subsidiaries operating in the field of mutual funds, portfolio management and life insurance.

In the second quarter of 2002 the Area launched the realization phase of the industrial plan approved in February; in particular, in line with the objectives set out in the plan, a proposal to change the range of Luxembourg mutual funds was presented to the local authorities and the product range was adjusted to favor the access of customers to insurance products; agreements with extra-captive networks, which envisage the distribution of funds and portfolio management of Wealth Management, were also reached.

In the context of the restructuring of the Group, Banco di Napoli Asset Management was transferred to Sanpaolo IMI Wealth Management, which also acquired from Banca Fideuram a 30% stake in Sanpaolo IMI Institutional Asset Management, an institutional investment management company.

Volumes of assets under management of the Area at the end of June were 88 billion euro, down by 1% from the beginning of the year; in this context the substantial increase in life technical reserves, to 12 billion euro (+23.1% on the end of 2001) should be noted. The profit results of the Area in the six months reflected the negative market scenario, with a general reduction on the first part of 2001.

Investment Banking

Investment Banking covers securities dealing both on own account and for customers, the raising of risk and debt capital for companies, as well as consultancy in matters of corporate finance. Investment banking activities are undertaken by the Banca IMI group, excluding IMIWeb Bank, which operates in the field of on line trading.

In the second quarter of 2002 Banca IMI strengthened collaboration with the networks of the SANPAOLO IMI Group in the creation and distribution of personal finance products. In addition:

- in corporate finance and capital markets, the bank was co-manager in the International Institutional Offer of shares in Enagas, the principal supplier of services in transport and stockage of natural gas in Spain; it initiated, as Joint Lead Manager, the activities related to the capital increase of Alitalia; it participated in the capital markets operations of Aedes, IT Holding and S.S.Lazio;
- in corporate advisory for extraordinary finance transactions, Banca IMI undertook important work, including assistance to the Albanian government in the process of privatization in fixed line telecommunications and energy and advisory for AEM Torino in the exploitation of certain electricity generation assets.

In the six months, the profit results of Banca IMI continued to be conditioned by the high instability of financial markets; total revenues, although benefiting from capital gains from equity trading, were down on the same period of 2001.

NHS

The new NHS which, as described earlier, was established following the partial split of the pre-existing homonymous company, is responsible for the Group's private equity activities, with the strategic objective of strengthening and consolidating its presence in this sector, which has high growth potential.

NHS intends to become a specialized center with the ability to act as a point of reference for investment in the risk capital of small- and medium-sized companies, supporting their development, aggregation and reorganization possibilities; to achieve this, the company is concentrating its efforts in the promotion, management and placement of closed-end private equity funds.

Among the initiatives in the first part the year the activities aiming at the launch of the first pan European LBO fund organized in collaboration with CDC Ixis and Bayerische Landesbank, which will invest in small- and medium-sized European companies, principally in Italy, France and Germany, should be noted; the fund, which will have a value of 300-500 million euro and will be managed jointly by the three Groups, ought to be launched at the end of 2002, following the definition of the legal structure and rules of governance.

International Activities

Foreign Network

The Area is responsible for the foreign network of the Parent Bank composed, following the transfer of Cardine's operating points, of 12 branches and 17 representative offices, as well as for the subsidiary Sanpaolo IMI Bank Ireland. To strengthen the presence in its reference markets, the organization of the Area was based on three regional offices (Americas, Europe and Asia) to direct and control the various operating points.

The activities, targeted at development of the business with Italian and foreign multinationals, were designed to improve the credit quality in the loan portfolio rather than growth in operating volumes, in a market marked by financial scandals and accounting irregularities of major foreign companies.

From an economic point of view, the activity in corporate lending confirmed, in the second quarter of 2002, a substantial maintenance in operating income, which stayed in line with the budgeted target; income before taxes registered a recovery against the first quarter as a consequence of the writebacks of some loans.

Banque Sanpaolo

Banque Sanpaolo operates in France, through a network of 59 branches, with a customer base of 125,000 private customers with a medium-high savings potential and small- and medium-sized businesses.

In the second quarter of 2002 Banque Sanpaolo carried on the specialization of the branch network on the reference customer segments. In operating terms, the bank presented in the six months a positive performance in asset management, with a net flow of 0.3 billion euro; also positive was the growth in loans to customers, up by 1.9% from the beginning of the year. This led to an increase in net interest income, which partially compensated for the fall in commissions; the greater costs taken in strengthening market position led however to a fall in net income.

International Markets

The International Markets unit was established to develop the presence in foreign countries of strategic interest through appropriate growth initiatives, in particular acquisitions and alliances. The Group shareholdings in Central

Eastern Europe report to the Area: Banka Koper, in which SANPAOLO IMI has a share of 62.1%, operating in Slovenia through a network of 38 branches; Inter-Europa Bank, 32.5% held, which has 21 branches in Hungary; West Bank, 72.4% controlled, with 15 operating points in Romania. Those shareholdings will be transferred to a dedicated company, called Sanpaolo IMI Internazionale.

The initiatives taken by the Area in the six months were aimed in particular at exploiting the potential of the two banks more recently acquired, Banka Koper and West Bank; to achieve this, actions were identified and set in motion to allow them to have access to Group know how in the operating sectors which present the best opportunities to develop in the reference markets.

Explanatory Notes

ACCOUNTING AND VALUATION PRINCIPLES

CHANGES IN THE CONSOLIDATION AREA

METHODS AND EFFECTS OF THE CONSOLIDATION
OF THE FORMER CARDINE GROUP COMPANIES

CONSOLIDATED PRO FORMA STATEMENTS FOR 2001
AND FOR THE FIRST QUARTER OF 2002

Accounting and valuation principles

The Quarterly Report of the SANPAOLO IMI Group at 30 June 2002 has been prepared according to Consob Regolamento 11971 of 14 May 1999 and successive modifications and integration.

The balance sheet at 30 June 2002 and the statement of income for the first half of 2002 have been prepared using accounting and valuation principles consistent with the Annual Report 2001 to which reference is made for further detail. Here, the following should be noted:

- the accounting situations used for consolidation are those prepared by subsidiary companies (consolidated line by line, proportionally or at net equity) with reference to 30 June 2002, as adjusted when necessary in line with Group accounting principles;
- valuations according to the net equity method of subsidiaries subject to a significant degree of influence have been made on the basis of information made available by them also using, for the statement of income for the period, prudent estimates;
- the positive differences, generated by line by line, proportional and at net equity consolidation, have been taken against the total of negative differences at first consolidation pre-existing or arising in the same year and to their extent, pursuant to art. 32 of D. Lgs. no. 87 of 27/1/1992 and successive applicative instructions issued by Bank of Italy;
- adjustments and provisions made exclusively for tax purposes by the Parent Bank and by consolidated companies are reversed;
- own shares in the Parent Bank are valued at cost and posted against net consolidated capital reserves;
- only significant intercompany balances and transactions have been eliminated.

The quarterly balance sheet and statement of income have not been independently audited.

Changes in the consolidation area

The principal changes in the line by line and proportional consolidation area against 31 December 2001 concern:

- the inclusion in the line by line consolidation area of:
  - the former Cardine Group companies (detailed in attachment) following the merger by incorporation of the Parent Bank Cardine Banca into SANPAOLO IMI S.p.A., with legal effect from 1 June 2002 and accounting and tax effects from 1 January 2002;
  - Compagnia di San Paolo Investimenti Patrimoniali S.p.A., acquired by SANPAOLO IMI S.p.A.;
- the inclusion in the proportional consolidation area of the Slovenian company Banka Koper following the increase in the stake already held in the previous year by the Parent Bank.

In addition to the changes above, the following, with respect to 30 June 2001, should be noted:

- the inclusion into the proportional consolidation area of Centradia Group, Centradia Limited and Centradia Services Ltd from 31 December 2001;
- the exclusion from the line by line consolidation area, following their sale, of SIM BancoNapoli & Fumagalli Soldan S.p.A. and Datitalia S.p.A. from 31 December 2001.

Methods and effects of the consolidation of the former Cardine Group companies

For the first-time consolidation of the former Cardine Group companies, following the merger by incorporation of the Parent Bank Cardine Banca into SANPAOLO IMI, reference is made to net shareholders' equity and book values of shareholdings at 1 January 2002, the accounting and tax date of the transaction. The reference net shareholders' equities have been appropriately adjusted by the alignment to the accounting principles of the SANPAOLO IMI Group.

The first-time consolidation of the shareholdings of the former Cardine Group has preliminarily shown positive and negative differences arising on line by line and at net equity consolidation, respectively of 314 million euro and 305 million euro. The positive differences have been taken:

a) for 305 million euro against the mentioned negative differences, as allowed by art. 32, Paragraph 4, of the D. Lgs. no. 87/92, confirmed by the Paragraph 5 of the same article, as well as related applicative instructions from Bank of Italy (30 July 1992 and successive modifications);
b) for the remaining 9 million euro to the asset side of the consolidated balance sheet to be amortized, given the nature of the investment, in 10 years. In the first half of 2002 the amortization charged to the statement of income was approximately 0.4 million euro.

Given that the merger by incorporation of Cardine Banca had accounting effect from 1 January, as indicated above, the consolidated statement of income of SANPAOLO IMI for the first half of 2002 reflects, line by line, the statements of income of the former Cardine Group companies for the whole period.

Consolidated pro forma statements for 2001 and for the first quarter of 2002

Given the significant balance sheet and income effects from line by line consolidation of the former Cardine Group, occurring for the first time in the accounts at 30 June 2002, to allow consistent comparison of the results, the reclassified accounts for the previous year are provided in a pro forma version, prepared on the conventional basis of the acquisition of Cardine Banca from 1 January 2001. The same pro forma accounts also suppose the proportional consolidation from 1 January 2001 of the Slovenian company Banka Koper. Furthermore, since the consolidated Quarterly Report of the SANPAOLO IMI Group at 31 March 2002 was published with reference to the financial statements of the SANPAOLO IMI Group stand alone, the pro forma reconstruction of the results of the first quarter of 2002 to include the former Cardine Group is given here.

Therefore, attached to the present Explanatory Notes are the statements of reclassified consolidated pro forma statements of income and balance sheets for the four quarters of 2001 and for the first quarter of 2002.

In methodological terms, the preparation of the pro forma 2001 versions has been based on the use of the consolidated stand alone accounts of the SANPAOLO IMI Group (column "a" of the attachments) and the former Cardine Group (column "b" of the attachments) at their respective dates. In particular, the data for the former Cardine Group for the first three quarters of 2001 have been appropriately adjusted according to criteria consistent with the structure adopted by the Group in the financial statements at the end of year in terms of the effects connected to the tax incentives under D. Lgs. no. 153 of 17/5/99 (Legge Ciampi). In particular, taxes have been restated without taking account of the incentive in question and further provisions have been made to neutralize the prior benefits envisaged by the said law. Furthermore, the data for the former Cardine Group have been adjusted to take account of the reversal of the extraordinary component, net of the related tax effect, as a result of the change of valuation principles of the dealing securities portfolio made in the previous year and attributable on an accrual basis to 2000.

To prepare the pro forma aggregate, the following adjustments were made to take account of, as by convention:

- the acquisition on 1/1/2001 (column "c" of the attachments) by SANPAOLO IMI of own shares to reach the number effectively used for the exchange. It has been conventionally simulated that the acquisition is posted against borrowings, with the consequent recording of the related economic effects;
- the effects of the merger (column "d" of the attachments). In particular, the conventional procedure is to cancel the shareholding in Cardine Banca held by SANPAOLO IMI on the basis of the percentage stake and book value effectively cancelled on merger. This cancellation was made at the various dates in exchange of the corresponding portion of the net shareholders' equity of Cardine Banca, excluding current income. As effectively occurred in the merger, the goodwill thus generated is posted to "equity investments", thus generating a positive difference on consolidation whose related quota of amortization was reflected in the statement of income;
- other adjustments (column "e" of the attachments) designed to eliminate related transactions between the two Groups, as well as the alignment to consistent accounting principles, including: 1) the determination by the former Cardine Group of the actualization reserve for doubtful loans and latent capital losses on the investment portfolio which, net of related tax effects, have been posted to adjust equity at first consolidation; 2) the compensation, by the values present in the quarterly financial statements for 2001 of the former Cardine Group, of the positive differences of consolidation with the negative differences; consequently the related share of amortization posted to the statement of income has been adjusted;
- the contribution for 2001 of the proportional consolidation of Banka Koper (column "f" of the attachments).

The amounts of the adjustments made in preparing the pro forma statements are explained in the detailed notes reported in the attachments.

Finally, for the preparation of the pro forma for the first quarter of 2002, the aggregate of the stand alone financial statements of the SANPAOLO IMI and Cardine Groups has been adjusted to take account of: 1) the elimination of intercompany amounts (column "c" of the attachments); 2) the alignment to consistent accounting principles (column "d" of the attachments) with particular reference to the actualization of doubtful loans and valuation of the investment portfolio, net of related tax effects; 3) the necessary adjustments to reflect the accounting effects of the merger with retroactive accounting effect from 1/1/2002 on net shareholders' equity and positive differences of consolidation (column "e" of the attachments).

Turin, 30 July 2002

The Board of Directors

Attachments

FORMER CARDINE GROUP COMPANIES INCLUDED FOR THE FIRST TIME
IN THE LINE BY LINE CONSOLIDATION AREA OF THE
SANPAOLO IMI GROUP AT 30 JUNE 2002

STATEMENTS OF RECLASSIFIED CONSOLIDATED PRO FORMA
STATEMENTS OF INCOME AND BALANCE SHEETS

Former Cardine Group companies included for the first time in the line by line consolidation area of the SANPAOLO IMI Group at 30 June 2002

BANCA AGRICOLA DI CEREA S.P.A.

BANCA POPOLARE DELL'ADRIATICO S.P.A.

CASSA DI RISPARMIO DI GORIZIA S.P.A.

CASSA DI RISPARMIO DI PADOVA E ROVIGO S.P.A.

CASSA DI RISPARMIO DI UDINE E PORDENONE S.P.A.

CASSA DI RISPARMIO DI VENEZIA S.P.A.

CASSA DI RISPARMIO IN BOLOGNA S.P.A.

FARBANCA S.P.A.

FINEMIRO BANCA S.P.A.

WEST BANK S.A.

ALCEDO S.R.L.

CARDINE FINANZIARIA S.P.A.

CARDINE FIDUCIARIA S.P.A.

CARDINE FINANCE PLC

CARDINE LEASING S.P.A.

CARDINE INVESTIMENTI SGR S.P.A.

CARIPARO IRELAND PLC

FINCARDINE S.P.A.

FINEMIRO LEASING S.P.A.

FINEMIRO STILE S.P.A.

GE.RI.CO.- GESTIONE RISCOSSIONE TRIBUTI IN CONCESSIONE S.P.A.

Statement of reclassified consolidated pro forma statement of income for the first quarter of 2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
NET INTEREST INCOME	726	275	-6 (2)	-	-	2	997
Net commissions and other net dealing revenues	653	101	-	-	-	2	756
Profits and losses from financial transactions and dividends on shares	65	7	-	-	-	-	72
Profits from companies carried at equity and dividends from shareholdings	59	1	-	-	-	-	60
NET INTEREST AND OTHER BANKING INCOME	1,503	384	-6	-	-	4	1,885
Administrative costs	-873	-253	-	-	-	-4	-1,130
- personnel	*-555*	*-150*	-	-	-	*-3*	*-708*
- other administrative costs	*-268*	*-90*	-	-	-	*-1*	*-359*
- indirect duties and taxes	*-50*	*-13*	-	-	-	-	*-63*
Other operating income, net	54	27	-	-	-	3	84
Adjustments to tangible and intangible fixed assets	-80	-21	-	-	-	-1	-102
OPERATING INCOME	604	137	-6	-	-	2	737
Adjustments to goodwill and merger and consolidation differences	-33	-7	-	-1 (3)	4 (4)	-2	-39
Provisions and net adjustments to loans and financial fixed assets	-101	-42	-	-	-	-1	-144
INCOME BEFORE EXTRAORDINARY ITEMS	470	88	-6	-1	4	-1	554
Net extraordinary income	73	6	-	-	-	-	79
INCOME BEFORE TAXES	543	94	-6	-1	4	-1	633
Income taxes for the period	-195	-49	2 (2)	-	-	-	-242
Change in reserves for general banking risks	2	-2	-	-	-	-	-
Income attributable to minority interests	-23	-1	-	-	-	-	-24
NET INCOME	327	42	-4	-1	4	-1	367

(1) The figures for the first quarter of 2001 of the Cardine Group have been reconstructed according to criteria consistent with the principles used for the Annual Report 2001.

(2) The adjustment reflects the cost necessary to finance the acquisition of SANPAOLO IMI shares to reach the number of own shares used for the exchange and the related tax effect.

(3) The adjustment concerns the amortization of the positive differences of consolidation generated by the allocation of merger goodwill.

(4) The adjustment concerns the change in amortization of the positive differences of consolidation made by the Cardine Group as a result of the new positive differences (post compensation).

Statement of reclassified consolidated pro forma balance sheet at 31/3/2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
ASSETS							
Cash and deposits with central banks and post offices	507	179	-	-	-	23	709
Loans	117,966	27,096	-	-	-170	377	145,269
- due from banks	*21,382*	*2,032*	-	-	*-55* (4)	*75*	*23,434*
- loans to customers	*96,584*	*25,064*	-	-	*-115* (4)(5)	*302*	*121,835*
Dealing securities	19,283	5,283	-	-	-	156	24,722
Fixed assets	12,197	2,484	-	-105	-36	34	14,574
- investment securities	*5,746*	*1,318*	-	-	*-36* (6)	-	*7,028*
- equity investments	*4,313*	*289*	-	*-105* (3)	-	*14*	*4,511*
- intangible fixed assets	*356*	*68*	-	-	-	*2*	*426*
- tangible fixed assets	*1,782*	*809*	-	-	-	*18*	*2,609*
Differences arising on consolidation and on application of the equity method	966	227	-	41 (3)	-145 (7)	78	1,167
Other assets	23,452	2,089	-	-	48 (5)(6)	22	25,611
Total assets	**174,371**	**37,358**	-	**-64**	**-303**	**690**	**212,052**
LIABILITIES							
Payables	135,464	30,033	450	-	-76	633	166,504
- due to banks	*30,679*	*6,265*	-	-	*-76* (4)	*20*	*36,888*
- due to customers and securities issued	*104,785*	*23,768*	*450* (2)	-	-	*613*	*129,616*
Provisions	4,857	970	-2	-	-	15	5,840
- for taxation	*1,432*	*298*	*-2* (2)	-	-	*2*	*1,730*
- for termination indemnities	*753*	*216*	-	-	-	-	*969*
- for risks and charges	*1,553*	*165*	-	-	-	*13*	*1,731*
- for pensions and similar	*1,119*	*291*	-	-	-	-	*1,410*
Other liabilities	20,077	2,555	6 (2)	-	-	43	22,681
Subordinated liabilities	5,148	217	-	-	-	-	5,365
Minority interests	736	105	-	-	-	-	841
Shareholders' equity	8,089	3,478	-454 (2)	-64 (3)	-227 (5)(6)(7)	-1	10,821
Total liabilities	**174,371**	**37,358**	-	**-64**	**-303**	**690**	**212,052**

(1) The figures at 31 March 2001 of the Cardine Group have been reconstructed according to criteria consistent with the principles used for the Annual Report 2001.

(2) The adjustment reflects the acquisition (and related indebtedness) of SANPAOLO IMI own shares necessary to reach the amount used for the exchange.

(3) The adjustment reflects the cancellation of the accounting value (105 million euro) of the Cardine Banca shares held by SANPAOLO IMI at the time of the merger against the corresponding portion of net shareholders' equity of the incorporated company (63 million euro). The merger difference (41 million euro), net of the share of amortization for the period, is posted to "equity investments" giving a positive difference on consolidation of the same amount.

(4) The adjustment reflects the elimination of the most significant reciprocal items between the two Groups at 31 March 2001 (55 million euro in loans to banks, 21 million euro in loans to customers and 76 million euro due to banks).

(5) The adjustment reflects actualization of doubtful loans of the Cardine Group to take account of the adoption of SANPAOLO IMI accounting principles. The adjustment to loans is estimated at 94 million euro with a positive tax effect of 35 million euro included in "other assets".

(6) This is the adjustment to net shareholders' equity of the newly consolidated companies to reflect the capital losses on investment securities, 36 million euro, with a positive tax effect of 13 million euro included in "other assets".

(7) This is the compensation, on the basis of current regulation governing bank financial statements, of positive differences of consolidation against the negative differences of the Cardine Group at 31 March 2001.

Statement of reclassified consolidated pro forma statement of income for the first half of 2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
NET INTEREST INCOME	1,423	586	-11 (5)	-	-	4	2,002
Net commissions and other net dealing revenues	1,329	221	-	-	-	4	1,554
Profits and losses from financial transactions and dividends on shares	138	15	-	-	-	-	153
Profits from companies carried at equity and dividends from shareholdings	144	17	-	-	-	-	161
NET INTEREST AND OTHER BANKING INCOME	3,034	839	-11	-	-	8	3,870
Administrative costs	-1,784	-516	-	-	-	-8	-2,308
- personnel	*-1,116*	*-331*	-	-	-	*-5*	*-1,452*
- other administrative costs	*-563*	*-151*	-	-	-	*-3*	*-717*
- indirect duties and taxes	*-105*	*-34*	-	-	-	-	*-139*
Other operating income, net	123	57	-	-	-	6	186
Adjustments to tangible and intangible fixed assets	-173	-38	-	-	-	-2	-213
OPERATING INCOME	1,200	342	-11	-	-	4	1,535
Adjustments to goodwill and merger and consolidation differences	-69	-14	-	-2 (6)	9 (7)	-4	-80
Provisions and net adjustments to loans and financial fixed assets	-251	-118 (2)	-	-	-	-3	-372
INCOME BEFORE EXTRAORDINARY ITEMS	880	210	-11	-2	9	-3	1,083
Net extraordinary income	177	32 (3)	-	-	-	-	209
INCOME BEFORE TAXES	1,057	242	-11	-2	9	-3	1,292
Income taxes for the period	-315	-120 (4)	4 (5)	-	-	1	-430
Change in reserves for general banking risks	4	-3	-	-	-	-	1
Income attributable to minority interests	-58	-2	-	-	-	-	-60
NET INCOME	688	117	-7	-2	9	-2	803

(1) The figures for the first half of 2001 approved by the Competent Bodies of Cardine Banca have been adjusted as specified in the following detailed notes.

(2) The item has been increased by 18 million euro to reflect the proportional share (1/2) of the provisions at the end of year as a result of the prior effects of the Legge Ciampi.

(3) The item has been reduced to reflect the reversal of the extraordinary component due to the change in valuation principles of dealing securities attributable to the preceding year (12 million euro).

(4) The item has been increased to take account of the tax effect (5 million euro) related to note (3), as well as the elimination of the advantage pursuant to the Legge Ciampi (15 million euro).

(5) The adjustment reflects the cost necessary to finance the acquisition of SANPAOLO IMI shares to reach the number of own shares used for the exchange and the related tax effect.

(6) The adjustment concerns the amortization of the positive differences of consolidation generated by the allocation of merger goodwill.

(7) The adjustment concerns the change in amortization of the positive differences of consolidation made by the Cardine Group as a result of the new positive differences (post compensation).

Statement of reclassified consolidated pro forma balance sheet at 30/6/2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
ASSETS							
Cash and deposits with central banks and post offices	478	192	-	-	-	18	688
Loans	117,097	28,702	-	-	-238	396	145,957
- due from banks	*18,717*	*2,650*	-	-	*-118* (7)	*91*	*21,340*
- loans to customers	*98,380*	*26,052*	-	-	*-120* (7)(8)	*305*	*124,617*
Dealing securities	21,777	6,091	-	-	-	170	28,038
Fixed assets	11,000	1,857	-	-105	-36	34	12,750
- investment securities	*4,615*	*707*	-	-	*-36* (9)	-	*5,286*
- equity investments	*4,240*	*284*	-	*-105* (6)	-	*14*	*4,433*
- intangible fixed assets	*377*	*70*	-	-	-	*2*	*449*
- tangible fixed assets	*1,768*	*796*	-	-	-	*18*	*2,582*
Differences arising on consolidation and on application of the equity method	1,064	221	-	40 (6)	-141 (10)	76	1,260
Other assets	22,626	2,174	-	-	48 (8)(9)	23	24,871
Total assets	**174,042**	**39,237**	-	**-65**	**-367**	**717**	**213,564**
LIABILITIES							
Payables	136,156	32,335	450	-	-144	659	169,456
- due to banks	*31,032*	*7,714*	-	-	*-144* (7)	*27*	*38,629*
- due to customers and securities issued	*105,124*	*24,621*	*450* (5)	-	-	*632*	*130,827*
Provisions	4,241	856	-4	-	-	15	5,108
- for taxation	*864*	*168* (2)	*-4* (5)	-	-	*1*	*1,029*
- for termination indemnities	*758*	*221*	-	-	-	-	*979*
- for risks and charges	*1,509*	*177* (3)	-	-	-	*14*	*1,700*
- for pensions and similar	*1,110*	*290*	-	-	-	-	*1,400*
Other liabilities	20,062	2,305	11 (5)	-	-	45	22,423
Subordinated liabilities	5,178	223	-	-	-	-	5,401
Minority interests	737	94	-	-	-	-	831
Shareholders' equity	7,668	3,424 (4)	-457 (5)	-65 (6)	-223 (8)(9)(10)	-2	10,345
Total liabilities	**174,042**	**39,237**	-	**-65**	**-367**	**717**	**213,564**

(1) The figures at 30 June 2001 approved by the Competent Bodies of Cardine Banca have been adjusted as specified in the following detailed notes.

(2) The item has been increased to take account of the elimination of the advantage pursuant to the Legge Ciampi (15 million euro).

(3) The item has been increased by 18 million euro to reflect the proportional share (1/2) of the provisions at the end of year as a result of the prior effects of the Legge Ciampi.

(4) Net shareholders' equity has been reduced as a result of the adjustments made in the statement of income.

(5) The adjustment reflects the acquisition (and related indebtedness) of SANPAOLO IMI own shares necessary to reach the amount used for the exchange.

(6) The adjustment reflects the cancellation of the accounting value (105 million euro) of the Cardine Banca shares held by SANPAOLO IMI at the time of the merger against the corresponding portion of net shareholders' equity of the incorporated company (63 million euro). The merger difference (40 million euro), net of the share of amortization for the period, is posted to "equity investments" giving a positive difference on consolidation of the same amount.

(7) The adjustment reflects the elimination of the most significant reciprocal items between the two Groups at 30 June 2001 (118 million euro in loans to banks, 26 million euro in loans to customers and 144 million euro due to banks).

(8) The adjustment reflects actualization of doubtful loans of the Cardine Group to take account of the adoption of SANPAOLO IMI accounting principles. The adjustment to loans is estimated at 94 million euro with a positive tax effect of 35 million euro included in "other assets".

(9) This is the adjustment to net shareholders' equity of the newly consolidated companies to reflect the capital losses on investment securities, 36 million euro, with a positive tax effect of 13 million euro included in "other assets ".

(10) This is the compensation, on the basis of current regulation governing bank financial statements, of positive differences of consolidation against the negative differences of the Cardine Group at 30 June 2001.

Statement of reclassified consolidated pro forma statement of income for the first nine months of 2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
NET INTEREST INCOME	2,091	878	-17 (2)	-	-	6	2,958
Net commissions and other net dealing revenues	1,952	321	-	-	-	7	2,280
Profits and losses from financial transactions and dividends on shares	173	-15	-	-	-	1	159
Profits from companies carried at equity and dividends from shareholdings	153	15	-	-	-	-	168
NET INTEREST AND OTHER BANKING INCOME	4,369	1,199	-17	-	-	14	5,565
Administrative costs	-2,655	-725	-	-	-	-13	-3,393
- personnel	*-1,654*	*-473*	-	-	-	*-8*	*-2,135*
- other administrative costs	*-847*	*-203*	-	-	-	*-5*	*-1,055*
- indirect duties and taxes	*-154*	*-49*	-	-	-	-	*-203*
Other operating income, net	179	66	-	-	-	10	255
Adjustments to tangible and intangible fixed assets	-273	-58	-	-	-	-2	-333
OPERATING INCOME	1,620	482	-17	-	-	9	2,094
Adjustments to goodwill and merger and consolidation differences	-105	-21	-	-3 (3)	13 (4)	-6	-122
Provisions and net adjustments to loans and financial fixed assets	-390	-168	-	-	-	-6	-564
INCOME BEFORE EXTRAORDINARY ITEMS	1,125	293	-17	-3	13	-3	1,408
Net extraordinary income	348	28	-	-	-	-	376
INCOME BEFORE TAXES	1,473	321	-17	-3	13	-3	1,784
Income taxes for the period	-369	-161	7 (2)	-	-	-	-523
Change in reserves for general banking risks	3	-3	-	-	-	-	-
Income attributable to minority interests	-114	-4	-	-	-	-	-118
NET INCOME	993	153	-10	-3	13	-3	1,143

(1) The figures for the first nine months of 2001 of the Cardine Group have been reconstructed according to criteria consistent with the principles used for the Annual Report 2001.

(2) The adjustment reflects the cost necessary to finance the acquisition of SANPAOLO IMI shares to reach the number of own shares used for the exchange and the related tax effect.

(3) The adjustment concerns the amortization of the positive differences of consolidation generated by the allocation of merger goodwill.

(4) The adjustment concerns the change in amortization of the positive differences of consolidation made by the Cardine Group as a result of the new positive differences (post compensation).

Statement of reclassified consolidated pro forma balance sheet at 30/9/2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
ASSETS							
Cash and deposits with central banks and post offices	505	187	-	-	-	18	710
Loans	114,999	29,597	-	-	-317	395	144,674
- due from banks	*19,261*	*3,539*	-	-	*-202* (4)	*83*	*22,681*
- loans to customers	*95,738*	*26,058*	-	-	*-115* (4)(5)	*312*	*121,993*
Dealing securities	17,869	5,682	-	-	-	183	23,734
Fixed assets	10,813	1,913	-	-105	-36	34	12,619
- investment securities	*4,321*	*710*	-	-	*-36* (6)	-	*4,995*
- equity investments	*4,383*	*328*	-	*-105* (3)	-	*14*	*4,620*
- intangible fixed assets	*368*	*72*	-	-	-	*2*	*442*
- tangible fixed assets	*1,741*	*803*	-	-	-	*18*	*2,562*
Differences arising on consolidation and on application of the equity method	1,068	216	-	39 (3)	-137 (7)	74	1,260
Other assets	21,665	2,029	-	-	48 (5)(6)	21	23,763
Total assets	**166,919**	**39,624**	-	**-66**	**-442**	**725**	**206,760**
LIABILITIES							
Payables	130,537	32,726	450	-	-223	672	164,162
- due to banks	*27,359*	*7,625*	-	-	*-223* (4)	*28*	*34,789*
- due to customers and securities issued	*103,178*	*25,101*	*450* (2)	-	-	*644*	*129,373*
Provisions	3,012	924	-7	-	-	16	3,945
- for taxation	*793*	*240*	*-7* (2)	-	-	*1*	*1,027*
- for termination indemnities	*745*	*221*	-	-	-	-	*966*
- for risks and charges	*1,433*	*168*	-	-	-	*15*	*1,616*
- for pensions and similar	*41*	*295*	-	-	-	-	*336*
Other liabilities	19,213	2,208	17 (2)	-	-	40	21,478
Subordinated liabilities	5,400	221	-	-	-	-	5,621
Minority interests	787	95	-	-	-	-	882
Shareholders' equity	7,970	3,450	-460 (2)	-66 (3)	-219 (5)(6)(7)	-3	10,672
Total liabilities	**166,919**	**39,624**	-	**-66**	**-442**	**725**	**206,760**

(1) The figures at 30 September 2001 of the Cardine Group have been reconstructed according to criteria consistent with the principles used for the Annual Report 2001.

(2) The adjustment reflects the acquisition (and related indebtedness) of SANPAOLO IMI own shares necessary to reach the amount used for the exchange.

(3) The adjustment reflects the cancellation of the accounting value (105 million euro) of the Cardine Banca shares held by SANPAOLO IMI at the time of the merger against the corresponding portion of net shareholders' equity of the incorporated company (63 million euro). The merger difference (39 million euro), net of the share of amortization for the period, is posted to "equity investments" giving a positive difference of consolidation of the same amount.

(4) The adjustment reflects the elimination of the most significant reciprocal items between the two Groups at 30 September 2001 (202 million euro in loans to banks, 21 million euro in loans to customers and 223 million euro due to banks).

(5) The adjustment reflects actualization of doubtful loans of the Cardine Group to take account of the adoption of SANPAOLO IMI accounting principles. The adjustment to loans is estimated at 94 million euro with a positive tax effect of 35 million euro included in "other assets".

(6) This is the adjustment to net shareholders' equity of the newly consolidated companies to reflect the capital losses on investment securities, 36 million euro, with a positive tax effect of 13 million euro included in "other assets".

(7) This is the compensation, on the basis of current regulation governing bank financial statements, of positive differences of consolidation against the negative differences of the Cardine Group at 30 September 2001.

Statement of reclassified consolidated pro forma statement of income for 2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (1) (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
NET INTEREST INCOME	2,788	1,186	-22 (4)	-	-	7	3,959
Net commissions and other net dealing revenues	2,608	439	-	-	-	9	3,056
Profits and losses from financial transactions and dividends on shares	274	25	-	-	-	1	300
Profits from companies carried at equity and dividends from shareholdings	207	21	-	-	-	-	228
NET INTEREST AND OTHER BANKING INCOME	5,877	1,671	-22	-	-	17	7,543
Administrative costs	-3,600	-1,029	-	-	-	-18	-4,647
- personnel	*-2,221*	*-630*	-	-	-	*-11*	*-2,862*
- other administrative costs	*-1,180*	*-332*	-	-	-	*-7*	*-1,519*
- indirect duties and taxes	*-199*	*-67*	-	-	-	-	*-266*
Other operating income, net	234	107	-	-	-	12	353
Adjustments to tangible and intangible fixed assets	-393	-83	-	-	-	-3	-479
OPERATING INCOME	2,118	666	-22	-	-	8	2,770
Adjustments to goodwill and merger and consolidation differences	-150	-28	-	-4 (5)	18 (6)	-8	-172
Provisions and net adjustments to loans and financial fixed assets	-737	-263	-	-	-	-7	-1,007
INCOME BEFORE EXTRAORDINARY ITEMS	1,231	375	-22	-4	18	-7	1,591
Net extraordinary income	392	22 (2)	-	-	-	-	414
INCOME BEFORE TAXES	1,623	397	-22	-4	18	-7	2,005
Income taxes for the period	-318	-209 (3)	9 (4)	-	-	1	-517
Change in reserves for general banking risks	-1	-5	-	-	-	-	-6
Income attributable to minority interests	-101	-5	-	-	-	-	-106
NET INCOME	1,203	178	-13	-4	18	-6	1,376

(1) The figures for 2001 approved by the Competent Bodies of Cardine Banca have been adjusted as specified in the following detailed notes.

(2) The item has been reduced to reflect the reversal of the extraordinary component due to the change in valuation principles of dealing securities attributable to the preceding year (12 million euro).

(3) The item has been reduced to reflect the tax effect (5 million euro) related to note (2).

(4) The adjustment reflects the cost necessary to finance the acquisition of SANPAOLO IMI shares to reach the number of own shares used for the exchange and the related tax effect.

(5) The adjustment concerns the amortization of the positive differences of consolidation generated by the allocation of merger goodwill.

(6) The adjustment concerns the change in amortization of the positive differences of consolidation made by the Cardine Group as a result of the new positive differences (post compensation).

Statement of reclassified consolidated pro forma balance sheet at 31/12/2001

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (b)	Acquisition of SANPAOLO IMI own shares (c)	Proper merger effects (d)	Other adjustments (e)	Pro forma Banka Koper contribution (f)	SANPAOLO IMI Group pro forma (g)=(a+b+c+d+e+f)
ASSETS							
Cash and deposits with central banks and post offices	818	331	-	-	-	23	1,172
Loans	118,627	32,686	-	-	-397	430	151,346
- due from banks	*21,571*	*5,053*	-	-	*-282* (3)	*94*	*26,436*
- loans to customers	*97,056*	*27,633*	-	-	*-115* (3)(4)	*336*	*124,910*
Dealing securities	18,819	5,561	-	-	-	188	24,568
Fixed assets	10,098	1,932	-	-105	-36	-2	11,887
- investment securities	*3,308*	*714*	-	-	*-36* (5)	-	*3,986*
- equity investments	*4,697*	*327*	-	*-105* (2)	-	*-23*	*4,896*
- intangible fixed assets	*367*	*75*	-	-	-	*2*	*444*
- tangible fixed assets	*1,726*	*816*	-	-	-	*19*	*2,561*
Differences arising on consolidation and on application of the equity method	1,053	212	-	38 (2)	-132 (6)	72	1,243
Other assets	20,776	2,334	-	-	48 (4)(5)	62	23,220
Total assets	**170,191**	**43,056**	-	-67	-517	773	213,436
LIABILITIES							
Payables	134,706	35,717	445	-	-303	720	171,285
- due to banks	*27,922*	*8,834*	-	-	*-303* (3)	*29*	*36,482*
- due to customers and securities issued	*106,784*	*26,883*	*445* (1)	-	-	*691*	*134,803*
Provisions	3,246	1,024	-9	-	-	17	4,278
- for taxation	*901*	*326*	*-9* (1)	-	-	*1*	*1,219*
- for termination indemnities	*734*	*221*	-	-	-	-	*955*
- for risks and charges	*1,568*	*177*	-	-	-	*16*	*1,761*
- for pensions and similar	*43*	*300*	-	-	-	-	*343*
Other liabilities	17,752	2,502	22 (1)	-	-	42	20,318
Subordinated liabilities	5,607	222	-	-	-	-	5,829
Minority interests	698	95	-	-	-	-	793
Shareholders' equity	8,182	3,496	-458 (1)	-67 (2)	-214 (4)(5)(6)	-6	10,933
Total liabilities	**170,191**	**43,056**	-	-67	-517	773	213,436

(1) The adjustment reflects the acquisition (and related indebtedness) of SANPAOLO IMI own shares necessary to reach the amount used for the exchange.

(2) The adjustment reflects the cancellation of the accounting value (105 million euro) of the Cardine Banca shares held by SANPAOLO IMI at the time of the merger against the corresponding portion of net shareholders' equity of the incorporated company (63 million euro). The merger difference (38 million euro), net of the share of amortization for the period, is posted to "equity investments" giving a positive difference of consolidation of the same amount.

(3) The adjustment reflects the elimination of the most significant reciprocal items between the two Groups at 31 December 2001 (282 million euro in loans to banks, 21 million euro in loans to customers and 303 million euro due to banks).

(4) The adjustment reflects actualization of doubtful loans of the Cardine Group to take account of the adoption of SANPAOLO IMI accounting principles. The adjustment to loans is estimated at 94 million euro with a positive tax effect of 35 million euro included in "other assets".

(5) This is the adjustment to net shareholders' equity of the newly consolidated companies to reflect the capital losses on investment securities, 36 million euro, with a positive tax effect of 13 million euro included in "other assets ".

(6) This is the compensation, on the basis of current regulation governing bank financial statements, of positive differences of consolidation against the negative differences of the Cardine Group at 31 December 2001.

Statement of reclassified consolidated pro forma balance sheet for the first quarter of 2002

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (b)	Intercompany elimination (c)	Alignment to consistent accounting principles (d)	Other adjustments (e)	SANPAOLO IMI Group pro forma (f)=(a+b+c+d+e)
NET INTEREST INCOME	632	295	-	-	-	927
Net commissions and other net dealing revenues	591	106	-	-	-	697
Profits and losses from financial transactions and dividends on shares	89	-5	-	-	-	84
Profits from companies carried at equity and dividends from shareholdings	44	5	-	-	-	49
NET INTEREST AND OTHER BANKING INCOME	1,356	401	-	-	-	1,757
Administrative costs	-870	-250	-	-	-	-1,120
- personnel	*-544*	*-155*	-	-	-	*-699*
- other administrative costs	*-279*	*-80*	-	-	-	*-359*
- indirect duties and taxes	*-47*	*-15*	-	-	-	*-62*
Other operating income, net	57	21	-	-	-	78
Adjustments to tangible and intangible fixed assets	-92	-19	-	-	-	-111
OPERATING INCOME	451	153	-	-	-	604
Adjustments to goodwill and merger and consolidation differences	-41	-7	-	-	7 (3)	-41
Provisions and net adjustments to loans and financial fixed assets	-123	-39	-	6 (1)	-	-156
INCOME BEFORE EXTRAORDINARY ITEMS	287	107	-	6	7	407
Net extraordinary income	55	1	-	-	-	56
INCOME BEFORE TAXES	342	108	-	6	7	463
Income taxes for the period	-119	-51	-	-2 (2)	-	-172
Change in reserves for general banking risks	-	-	-	-	-	-
Income attributable to minority interests	-12	-2	-	-	-	-14
NET INCOME	211	55	-	4	7	277

(1) The adjustment reflects the recovery in value of doubtful loans following the application of the criteria of actualization.

(2) This is the tax effect of the recovery in value cited above.

(3) The adjustment reflects the reversal of the share of amortization of the positive differences of consolidation in excess of that recalculated following the merger.

Statement of reclassified consolidated pro forma balance sheet at 31/3/2002

(€/mil)

	SANPAOLO IMI Group (a)	Cardine Group (b)	Intercompany elimination (c)	Alignment to consistent accounting principles (d)	Other adjustments (e)	SANPAOLO IMI Group pro forma (f)=(a+b+c+d+e)
ASSETS						
Cash and deposits with central banks and post offices	998	456	-	-	-	1,454
Loans	115,858	32,155	-648 (1)	-92	-	147,273
- due from banks	*17,669*	*3,952*	*-432*	*-*	-	*21,189*
- loans to customers	*98,189*	*28,203*	*-216*	*-92 (2)*	-	*126,084*
Dealing securities	20,183	5,474	-	-	-	25,657
Fixed assets	9,937	1,936	-	-36	-105	11,732
- investment securities	*3,250*	*717*	-	*-36 (3)*	-	*3,931*
- equity investments	*4,616*	*326*	-	-	*-105 (4)*	*4,837*
- intangible fixed assets	*351*	*75*	-	-	-	*426*
- tangible fixed assets	*1,720*	*818*	-	-	-	*2,538*
Differences arising on consolidation and on application of the equity method	1,105	204	-	-	-196 (5)	1,113
Other assets	19,652	3,418	-	46 (2)(3)	-	23,116
Total assets	**167,733**	**43,643**	**-648**	**-82**	**-301**	**210,345**
LIABILITIES						
Payables	133,842	35,166	-648	-	-	168,360
- due to banks	*24,881*	*8,710*	*-648 (1)*	-	-	*32,943*
- due to customers and securities issued	*108,961*	*26,456*	-	-	-	*135,417*
Provisions	3,399	1,166	-	-	-	4,565
- for taxation	*1,011*	*381*	-	-	-	*1,392*
- for termination indemnities	*751*	*242*	-	-	-	*993*
- for risks and charges	*1,595*	*215*	-	-	-	*1,810*
- for pensions and similar	*42*	*328*	-	-	-	*370*
Other liabilities	16,077	3,463	-	-	70 (6)	19,610
Subordinated liabilities	5,569	224	-	-	-	5,793
Minority interests	708	89	-	-	-	797
Shareholders' equity	8,138	3,535	-	-82 (2)(3)	-371 (7)	11,220
Total liabilities	**167,733**	**43,643**	**-648**	**-82**	**-301**	**210,345**

(1) The adjustment reflects the elimination of the most significant reciprocal items between the two Groups at 31 March 2002 (432 million euro in loans to banks, 216 million euro in loans to customers and 648 million euro due to banks).

(2) The adjustment reflects: a) for 88 million euro the actualization of doubtful loans of the Cardine Group by alignment to SANPAOLO IMI accounting principles, with a positive tax effect of 33 million euro included in "other assets"; b) for 4 million euro the value adjustment to loans of West Bank to accomplish Regulatory guidelines concerning country risk.

(3) This is the adjustment to net shareholders' equity of the companies of the Cardine Group to reflect the capital losses on investment securities, 36 million euro, with a positive tax effect of 13 million euro included in "other assets".

(4) The adjustment reflects the cancellation of the accounting value (105 million euro) of the Cardine Banca shares held by SANPAOLO IMI at the time of the merger against the corresponding portion of net shareholders' equity of the incorporated company (66 million euro).

(5) This is the amount necessary for the alignment of the positive differences of consolidation of the two Groups to the residual ones at 31 March 2002 as a result of the merger.

(6) This is the technical posting to square the adjustments made to net shareholders' equity.

(7) The item reflects: a) for 66 million euro the proportional share of net shareholders' equity of the incorporated company cancelled against the Cardine Banca shares held by SANPAOLO IMI; b) for 305 million euro the compensation, to the full, of the negative differences of consolidation arising from the merger against positive differences (204 million euro pre-existing in Cardine Group and 101 million euro generated from first consolidation following the merger).